Exhibit 99.4

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Registration with CVM does not imply any appraisal on the company, being the management responsible for the truthfulness over the information rendered.
-----------------------------------------------------------------------------------------------------------------------------------

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------
4- Commercial Name
PERDIGAO
-----------------------------------------------------------------------------------------------------------------------------------
5. Previous Company Name PERDIGAO HOLDING S.A.
-----------------------------------------------------------------------------------------------------------------------------------
6. "NIRE"
35300149947
-----------------------------------------------------------------------------------------------------------------------------------

01.02 - HEAD OFFICES

-----------------------------------------------------------------------------------------------------------------------------------
1- Full Address                                                   2- Neighborhood/district
AV. ESCOLA POLITECNICA,760                                        JAGUARE
-----------------------------------------------------------------------------------------------------------------------------------
3- ZIP Code                                  4- City                                    5- State
05350-901                                    SAO PAULO                                  SP
-----------------------------------------------------------------------------------------------------------------------------------
6- Long distance call      7- Telephone              8- Telephone              9- Telephone              10- Telex
5511                       3718-5465                 3718-5306                 3718-5301
-----------------------------------------------------------------------------------------------------------------------------------
11- Long distance call     12.- Facsimile            13.- Facsimile            14.- Facsimile

5511                       3718-5297                 3714-4436                 -
-----------------------------------------------------------------------------------------------------------------------------------
15.-E-MAIL
acoes@perdigao.com.br
-----------------------------------------------------------------------------------------------------------------------------------

01.03- SHAREHOLDERS' DEPARTMENT

-----------------------------------------------------------------------------------------------------------------------------------
1-Name
BANCO ITAu S.A.
-----------------------------------------------------------------------------------------------------------------------------------
2- Charge
UNIFIED ATTENDANCE SUPERINTENDENCE
-----------------------------------------------------------------------------------------------------------------------------------
3- Full Address                                                   4- Neighborhood/District
AV. Eng. ARMANDO ARRUDA PEREIRA, 707-9th floor                    jabaquara
-----------------------------------------------------------------------------------------------------------------------------------
5- ZIP Code                                  6- City                                    7- State
04344-902                                    SAO PAULO                                  SP
-----------------------------------------------------------------------------------------------------------------------------------
8- Long distance call      9- Telephone              10- Telephone             11- Telephone             12- Telex
5511                       5029-1908                 -                         -
-----------------------------------------------------------------------------------------------------------------------------------
13- Long distance call     14- Facsimile             15- Facsimile             16- Facsimile
5511                       5029-1917                 -
-----------------------------------------------------------------------------------------------------------------------------------
17-E-MAIL
claudio.ribeiro@itau.com.br
-----------------------------------------------------------------------------------------------------------------------------------

OTHER PLACES FOR ATTENDANCE

-----------------------------------------------------------------------------------------------------------------------------------
18- Item    19- City                              20- State   21- L.dist.call  22- Telephone             23- Telephone
-----------------------------------------------------------------------------------------------------------------------------------
01          SAO PAULO                             SP          5511             5029-1919                 -
-----------------------------------------------------------------------------------------------------------------------------------
02          RIO DE JANEIRO                        RJ          5521             2508-8086                 -
-----------------------------------------------------------------------------------------------------------------------------------

Exhibit 99.4

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

03          PORTO ALEGRE                          RS          5551             3210-9150                 -
-----------------------------------------------------------------------------------------------------------------------------------
04          BRASILIA                              DF          5561             322-2075                  -
-----------------------------------------------------------------------------------------------------------------------------------

Exhibit 99.4

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

01.04 - INVESTOR RELATIONS DIRECTOR (ADDRESS FOR CORRESPONDENCE TO THE COMPANY)

-----------------------------------------------------------------------------------------------------------------------------------
1-Name
WANG WEI CHANG
-----------------------------------------------------------------------------------------------------------------------------------
2- Full Address                                                   3- Neighborhood/district
AV. ESCOLA POLITECNICA,760                                        JAGUARE
-----------------------------------------------------------------------------------------------------------------------------------
4.- ZIP Code                                5. - City                                   6.- State
05350-901                                   SAO PAULO                                   SP
-----------------------------------------------------------------------------------------------------------------------------------
7- Long distance call      8- Telephone              9- Telephone              10- Telephone             11- Telex
-----------------------------------------------------------------------------------------------------------------------------------
5511                       3718-5465                 3718-5306                 3718-5301
-----------------------------------------------------------------------------------------------------------------------------------
12- Long distance call     13.- Facsimile            14.- Facsimile            15.- Facsimile
-----------------------------------------------------------------------------------------------------------------------------------
5511                       3714-5297                 3714-4436                 -
-----------------------------------------------------------------------------------------------------------------------------------
16-E-MAIL
acoes@perdigao.com.br
-----------------------------------------------------------------------------------------------------------------------------------

01.05 - REFERENCE/AUDITOR

-----------------------------------------------------------------------------------------------------------------------------------
1- Date of beginning of the last fiscal year                      2- Date of ending of the last fiscal year
01/01/2003                                                        12/31/2003
-----------------------------------------------------------------------------------------------------------------------------------
3- Date of beginning of the ongoing fiscal year                   4- Date of ending of the ongoing fiscal year
01/01/2004                                                        12/31/2004
-----------------------------------------------------------------------------------------------------------------------------------
5- Name/Auditor's Company Name                                    6- CVM Code
Ernst & young auditores independentes s/S.                        00471-5
-----------------------------------------------------------------------------------------------------------------------------------
5- Technical in Charge Name                                       8- Technical in Charge Company Taxpayers' Register
luiz carlos passetti                                              001.625.898-32
-----------------------------------------------------------------------------------------------------------------------------------

01.06 - CHARACTERISTICS OF THE COMPANY

-----------------------------------------------------------------------------------------------------------------------------------
1- Stock Exchange where it has registration
       ------------------      -------------------      ------------------     --------------------     -------------------
              BVBAAL                BVMESP                    BVPR                  BVRJ                      BVST
       ------------------      -------------------      ------------------     --------------------     -------------------

       ------------------      -------------------      ------------------     --------------------     -------------------
              BVES                  BVPP                      BVRG              X   BOVESPA               X   NYSE
       ------------------      -------------------      ------------------     --------------------     -------------------

-----------------------------------------------------------------------------------------------------------------------------------
2- Trade market
Stock Exchange
-----------------------------------------------------------------------------------------------------------------------------------
3- Type of situation
Operating
-----------------------------------------------------------------------------------------------------------------------------------
4- Code of activity
1170000 - Participation & Management
-----------------------------------------------------------------------------------------------------------------------------------
5- Main Activity
Holding Company
-----------------------------------------------------------------------------------------------------------------------------------

01.07 - SHAREHOLDER CONTROL

-----------------------------------------------------------------------------------------------------------------------------------
1- TYPE OF SHAREHOLDER CONTROL
National Holding
-----------------------------------------------------------------------------------------------------------------------------------
2- Securities issued by the company
   --------------------------------------------    ------------------------------------    ------------------------------
   X  Shares                                                Redeemable shares                       Debentures
   --------------------------------------------    ------------------------------------    ------------------------------
     FoundeConvertible debentures (shares)                 Founders' shares                        Subscription bonus
    --------------------------------------------    ------------------------------------    ------------------------------


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

01.08- RELEASING OF DOCUMENTS

-----------------------------------------------------------------------------------------------------------------------------------
1- Notice to Shareholders on Financial Statements (FS) 2- Minute of Ordinary
General Meeting (OGM) approving FS Availability
-----------------------------------------------------------------------------------------------------------------------------------
                                                                  04/06/2004
-----------------------------------------------------------------------------------------------------------------------------------
3- Call of OGM for approval of FS                                 4- Release Financial Statements
-----------------------------------------------------------------------------------------------------------------------------------
03/03/2004                                                        03/03/2004
-----------------------------------------------------------------------------------------------------------------------------------

01.09- NEWSPAPERS RELEASING COMPANY'S INFORMATION

-----------------------------------------------------------------------------------------------------------------------------------
1- item     2- Newspaper                                                                                     3- state
-----------------------------------------------------------------------------------------------------------------------------------
    01      GAZETA MERCANTIL DE SAO PAULO                                                                    SP
-----------------------------------------------------------------------------------------------------------------------------------
    02      DIARIO OFICIAL DO ESTADO DE SAO PAULO                                                            SP
-----------------------------------------------------------------------------------------------------------------------------------

01.10- INVESTOR RELATIONS DIRECTOR

------------------------------------------------------------------------------------------------------------------------------------
1- Date                                                            2- Signature
------------------------------------------------------------------------------------------------------------------------------------
05/05/04
------------------------------------------------------------------------------------------------------------------------------------


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

02.01- CURRENT COMPOSITION OF THE BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

-----------------------------------------------------------------------------------------------------------------------------------
1- Item   2- Officer name                        3- Taxpayers'         4- Date of    5- Term of      6- Manager 7- Position
                                                 Individual            Election         of mandate   - code
                                                 Register/CPF                                         type
-----------------------------------------------------------------------------------------------------------------------------------
01     EGGON JOAO DA SILVA                009.955.179-91         04/22/2003     OGM 2005       2       Chairman of the Board
-----------------------------------------------------------------------------------------------------------------------------------
02     FRANCISCO FERREIRA ALEXANDRE       301.479.484-87         04/22/2003     OGM 2005       2       Vice-Chairman of the Board
-----------------------------------------------------------------------------------------------------------------------------------
03     WILSON CARLOS DUARTE DELFINO       414.597.098-53         04/22/2003     OGM 2005       2       Member of the Board
-----------------------------------------------------------------------------------------------------------------------------------
04     FRANCISCO DE OLIVEIRA FILHO        011.344.346-34         08/22/2003     OGM 2005       2       Member of the Board
-----------------------------------------------------------------------------------------------------------------------------------
05     JAIME HUGO PATALANO                011.141.237-49         04/22/2003     OGM 2005       2       Member of the Board
-----------------------------------------------------------------------------------------------------------------------------------
06     ADEZIO DE ALMEIDA LIMA             342.530.507-78         04/22/2003     OGM 2005       2       Member of the Board
-----------------------------------------------------------------------------------------------------------------------------------
07     LUIS CARLOS FERNANDES AFONSO       035.541.738-35         04/22/2003     OGM 2005       2       Member of the Board
-----------------------------------------------------------------------------------------------------------------------------------
08     LUCIANO CARVALHO VENTURA           018.153.854-72         04/06/2004     OGM 2005       2       Member of the Fiscal Council
-----------------------------------------------------------------------------------------------------------------------------------
09     GERD EDGAR BAUMER                  005.721.609-68         04/06/2004     OGM 2005       2       Member of the Fiscal Council
-----------------------------------------------------------------------------------------------------------------------------------
10     MARCOS ANTONIO CARVALHO GOMES      406.623.817-34         04/06/2004     OGM 2005       2       Member of the Fiscal Council
-----------------------------------------------------------------------------------------------------------------------------------
11     VANDERLEI MARTINS                  720.647.738-00         04/06/2004     OGM 2005       2       Member of the Fiscal Council
-----------------------------------------------------------------------------------------------------------------------------------
12     ALMIR DE SOUZA CARVALHO            022.398.687-91         04/06/2004     OGM 2005       2       Member of the Fiscal Council
-----------------------------------------------------------------------------------------------------------------------------------
13     NILDEMAR SECCHES                   589.461.528-34         05/20/2003     MAY/2005       1       Chief Executive Officer
-----------------------------------------------------------------------------------------------------------------------------------
14     JOAO ROZARIO DA SILVA              025.747.138-34         05/20/2003     MAY/2005       1       Chief Sales Officer
-----------------------------------------------------------------------------------------------------------------------------------
15     WANG WEI CHANG                     534.698.608-15         05/20/2003     MAY/2005       1       Chief Financial Officer
-----------------------------------------------------------------------------------------------------------------------------------
16     PAULO ERNANI DE OLIVEIRA           132.104.160-87         05/20/2003     MAY/2005       1       Chief Operating Officer
-----------------------------------------------------------------------------------------------------------------------------------
17     NELSON VAS HACKLAUER               522.156.958-20         05/20/2003     MAY/2005       1       Business Development Director
-----------------------------------------------------------------------------------------------------------------------------------
18     WLADEMIR PARAVISI                  387.161.009-72         05/20/2003     MAY/2005       1       Supply Chain Director
-----------------------------------------------------------------------------------------------------------------------------------

Code:    1 - Belongs to the Management only
         2 - Belongs to the Board of Directors only
         3 - Belongs to the Management and Board of Directors

Exhibit 99.4

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

02.02 - PROFESSIONAL EXPERIENCE AND ACADEMIC BACKGROUND OF EACH COUNSELOR AND DIRECTOR

EGGON JOAO DA SILVA - Chairman of the Board of Directors of Perdigao Companies. Founder and Chairman of the Board of Directors of Weg S.A., a manufacturer of electric motors in Jaragua do Sul-SC. Former Chief Executive Officer of Perdigao Companies from 10/93 to 01/95. Chairman of the Board of Directors of Oxford S.A., Sao Bento do Sul - SC, and sits on the boards of Tigre Participacoes S.A. and Tigre Tubos e Conexoes S.A., Joinville-SC, of Marisol S.A. Ind. Vestuario, Jaragua do Sul-SC. Birth Date: 10/17/29.

FRANCISCO FERREIRA ALEXANDRE - Vice-Chairman of the Board of Directors of Perdigao Companies. An engineer and bank employee, he represents Caixa de Previdencia dos Funcionarios do Banco do Brasil - PREVI. Birth Date: 10/29/62.

WILSON CARLOS DUARTE DELFINO - Board member. An engineer, he represents Sistel - Fundacao Telebras de Seguridade Social. Birth Date: 05/30/46.

FRANCISCO DE OLIVEIRA FILHO - Member of Board of Directors of Perdigao Companies. Publicist. he represents Real Grandeza Fundacao de Assistencia e Previdencia Social. Birth Date: 07/20/47.

JAIME HUGO PATALANO - Member of the Board of Directors of Perdigao Companies. Economist, he represents Fundacao de Assistencia Previdencia Social of BNDES-FAPES. Birth Date: 01/30/41.

ADEZIO DE ALMEIDA LIMA -Member of the Board of Directors of Perdigao Companies. Economist, he represents Caixa de Previdencia dos Funcionarios do Banco do Brasil - PREVI. Birth Date: 05/15/55.

LUIS CARLOS FERNANDES AFONSO -Member of the Board of Directors of Perdigao Companies. Economist, he represents Petros - Fundacao Petrobras de Seg. Social. Birth Date: 04/15/61.

LUCIANO CARVALHO VENTURA - Member of the Fiscal Council of Perdigao Companies. Economist, he represents the preferred shareholders. Member of the Fiscal Council of Randon Participacoes S.A. and Member of the Board of Directors of Santher and Tavares de Melo Group. Birth Date: 03/01/47

GERD EDGAR BAUMER - Member of the Fiscal Council of Perdigao Companies, he represents the minority shareholders. A Business Administrator, he is also vice chairman of the Board of Directors of Weg S.A. Birth Date: 10/05/34.

MARCOS ANTONIO CARVALHO GOMES - Member of the Fiscal Council, representing the "Fundacao Real Grandeza". Holds a degree in Accounting Sciences and works in the IT area since 1977, when he was hired as computer programmer by the Stock Exchange of Rio de Janeiro. Birth Date: 01/07/57.

VANDERLEI MARTINS - Member of the Fiscal Council. Holds a degree in Accounting Sciences and Economic Sciences. Renders administrative consulting services to various companies. Birth Date: 01/30/54.

ALMIR DE SOUZA CARVALHO - Member of the Fiscal Council, he holds a degree in Accounting Sciences with postgraduate studies in Finance. Was a professor at Universidade Federal do Rio de Janeiro and Chief Financial Officer and Superintendent-Director of Valia. Is a member of the Board of Directors of three companies. Birth Date: 12/08/36.

NILDEMAR SECCHES - Chief Executive Officer of Perdigao Companies. He sits on the boards of Weg S.A., Air Liquide Brasil Ltda. and Ultrapar Participacoes S.A. He was a director of the Brazilian Economic and Social Development Bank - BNDES, corporate general director of the Iochpe-Maxion Group and president of ABEF - Brazilian Chicken Exporters Association. Mr. Secches is a mechanical engineer with a postgraduate degree in finance and a PhD course in economics. Birth Date:
11/24/48.

Exhibit 99.4

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

02.02 - PROFESSIONAL EXPERIENCE AND ACADEMIC BACKGROUND OF EACH COUNSELOR AND DIRECTOR

WANG WEI CHANG - Chief Financial Officer. He is a member of the Administrative Council and director of Abrasca. He was controller director of Banco Chase Manhattan N.A., in Brazil, financial director of Chase Manhattan S.A. Bank N.A. in Santiago, Chile and vice president of Citibank N.A. in Brazil and Hong Kong. Mr. Chang has a degree in engineering and a master's degree in industrial engineering. Birth Date: 01/16/47.

JOAO ROZARIO DA SILVA - Chief Sales Officer of Perdigao Companies. He was Commercial Director of Cica S.A., and of Bombril S.A. He has a degree in economics. Birth Date: 11/19/41.

PAULO ERNANI DE OLIVEIRA - Chief Operating Officer of Perdigao Companies. He has held the position of Director of Supplies as well as a similar position with Seara Industrial S.A. He sits on the Fiscal Council of ACAV - Poultry Farming Association of Santa Catarina in Florianopolis (SC). Mr. Oliveira has a degree in agronomy. Birth Date: 08/01/49.

NELSON VAS HACKLAUER - Business Development Director. Mr. Hacklauer has held the position of financial, investor relations and administrative director at the company. He has a degree in business administration. Birth Date: 06/27/51.

WLADEMIR PARAVISI - Supply Chain Director. He previously held the position of regional director of Perdigao. He has a degree in accounting and a MBA in business administration. Birth date: 02/06/60.


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

03.01- EVENTS RELATED TO CAPITAL DISTRIBUTION

-----------------------------------------------------------------------------------------------------------------------------------
1- Record Event   2- Date of        3- Individuals        4- Institutional      5- Shareholders Agreement     6- Voting Preferred
                  the Event         and corporations      Investors              Agreement                    shares

E/OGM             04/06/2004                 9,594                320                    YES                           NO
-----------------------------------------------------------------------------------------------------------------------------------
7- Voting Preferred Shares
-----------------------------------------------------------------------------------------------------------------------------------
8- Date of last shareholders agreement
10/25/1994
-----------------------------------------------------------------------------------------------------------------------------------

03.02- POSITION OF SHAREHOLDERS WITH MORE THAN 5% OF VOTING SHARES

-----------------------------------------------------------------------------------------------------------------------------------
1- Item       2- Company Name                    3- Company Taxpayers' Register                   4 Nationality.            5.State
-----------------------------------------------------------------------------------------------------------------------------------
6-  Common  shares 7- %    8- Preferred Shares 9- %   10-Total of  11- % 12- Comp   13- Interest in                  14. Controller
(thousand)                 (thousand)                 Shares              social        Shareholders Agreement
                                                      (thousand)          capital
-----------------------------------------------------------------------------------------------------------------------------------

01   PREVI-CAIXA DE PREV FUN DO BCO DO BRASIL                            33.754.482-0001/24         BRAZILIAN                   RJ
-----------------------------------------------------------------------------------------------------------------------------------
      2,865,315   18.52    3,972,428    13.61   6,837,743    15.31                 YES                              YES
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
02  FUND. PETROBRAS SEG. SOCIAL - PETROS                                  34.053.942-0001/50        BRAZILIAN                   RJ
-----------------------------------------------------------------------------------------------------------------------------------
    2,255,562   14.58     2,706,761     9.28    4,962,323    11.11                 YES                              YES
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
03  FUND. TELEBRAS SEG. SOCIAL - SISTEL                                   00.493.916-0001/20        BRAZILIAN                   DF
-----------------------------------------------------------------------------------------------------------------------------------
    2,766,917   17.88     134,689      0.46     2,901,606    6.50                  YES                              YES
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
04  FUND. ASSIST. PREV. SOCIAL DO BNDES         00.397.695-0002/78                                  BRAZILIAN                   RJ
-----------------------------------------------------------------------------------------------------------------------------------
    2,040,984   13.19    1,185,361     4.06     3,226,345    7.23                  YES                              YES
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
05  WEG S.A.                                    80.709.215-0001/15                                  BRAZILIAN                   SC
-----------------------------------------------------------------------------------------------------------------------------------
    1,566,862   10.13    1,768,172     6.06     3,335,034    7.47                  NO                               NO
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
06  REAL GRANDEZA FUND. DE PREVIDENCIA          34.269.803-0001/68                                  BRAZILIAN                   RJ
-----------------------------------------------------------------------------------------------------------------------------------
    1,579,469   10.21           0      0.00     1,579,469    3.54                  YES                              YES
-----------------------------------------------------------------------------------------------------------------------------------

Exhibit 99.4

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

03.01- EVENTS RELATED TO CAPITAL DISTRIBUTION

-----------------------------------------------------------------------------------------------------------------------------------
1- Record Event   2- Date of        3- Individuals        4- Institutional      5- Shareholders Agreement     6- Voting Preferred
                  the Event         and corporations      Investors              Agreement                    shares

E/OGM             04/06/2004                 9,594                320                    YES                           NO
-----------------------------------------------------------------------------------------------------------------------------------
7- Voting Preferred Shares
-----------------------------------------------------------------------------------------------------------------------------------
8- Date of last shareholders agreement
10/25/1994
-----------------------------------------------------------------------------------------------------------------------------------

03.02- POSITION OF SHAREHOLDERS WITH MORE THAN 5% OF VOTING SHARES

-----------------------------------------------------------------------------------------------------------------------------------
1- Item       2- Company Name                    3- Company Taxpayers' Register                   4 Nationality.            5.State
-----------------------------------------------------------------------------------------------------------------------------------
6-  Common  shares 7- %    8- Preferred Shares 9- %   10-Total of  11- % 12- Comp   13- Interest in                  14. Controller
(thousand)                 (thousand)                 Shares              social        Shareholders Agreement
                                                      (thousand)          capital
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
07  VALIA - FUND. VALE DO RIO DOC               42.271.429-0001/63                                  BRAZILIAN                   RJ
------------------------------------------------------------------------------------------------------------------------------------
    303,609     1.96     1,544,786     5.29     1,848,395    4.14                  YES                              YES
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
08  BRADESCO VIDA E PREVIDENCIA S.A.            51.990.695-0001/3   7                               BRAZILIAN                   SP
-----------------------------------------------------------------------------------------------------------------------------------
    1,156,411   7.47             0     0.00     1,156,411    2.59                  NO                               NO
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
09  PREVI - BANERJ       34.054.320-0001/46                                                         BRAZILIAN                   RJ
-----------------------------------------------------------------------------------------------------------------------------------
    514,805     3.33     151,060       0.52     665,865      1.49                  YES                              YES
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
97  TREASURY STOCKS
-----------------------------------------------------------------------------------------------------------------------------------
    7,900       0.05     135,595       0.46     143,495      0.32
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
98  OTHERS
-----------------------------------------------------------------------------------------------------------------------------------
    414,123     2.68     17,581,575    60.26    17,995,698   40.30
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
99  TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
    15,471,957  100.00   29,180,427    100.00   44,652,384   100.00
-----------------------------------------------------------------------------------------------------------------------------------


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

04.01- SOCIAL CAPITAL COMPOSITION

1.- Date of Last Change: 04/23/2002

------------------------------------------------------------------------------------------------------------------------------------
2- Item    3- Types of Shares      4-  Nominative  or  5- Par value    6- Qty. Shares      7- Subscribed       8- Paid-in
                                   Registered         (Reais)          (thousand)          (thousand Reais)    (thousand Reais)
-------------------------------------------------------------------------------------------------------------------------------
01     Common                  Nominative                                   15,471,957             169,784              169,784
-------------------------------------------------------------------------------------------------------------------------------
02     Preferred               Nominative                                   29,180,427             320,216              320,216
-------------------------------------------------------------------------------------------------------------------------------
03     Preferred Class A                                                             0                   0                    0
-------------------------------------------------------------------------------------------------------------------------------
04     Preferred Class B                                                             0                   0                    0
-------------------------------------------------------------------------------------------------------------------------------
05     Preferred Class C                                                             0                   0                    0
-------------------------------------------------------------------------------------------------------------------------------
06     Preferred Class D                                                             0                   0                    0
-------------------------------------------------------------------------------------------------------------------------------
07     Preferred Class E                                                             0                   0                    0
-------------------------------------------------------------------------------------------------------------------------------
08     Preferred Class F                                                             0                   0                    0
-------------------------------------------------------------------------------------------------------------------------------
09     Preferred Class G                                                             0                   0                    0
-------------------------------------------------------------------------------------------------------------------------------
10     Preferred Class H                                                             0                   0                    0
-------------------------------------------------------------------------------------------------------------------------------
11     Pref. other classes                                                           0                   0                    0
-------------------------------------------------------------------------------------------------------------------------------
99     TOTAL                                                                44,652,384             490,000              490,000
-------------------------------------------------------------------------------------------------------------------------------


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

04.02- SUBSCRIBED CAPITAL STOCK AND CHANGES IN THE LAST THREE YEARS

-----------------------------------------------------------------------------------------------------------------------------------
1- Item   2- Date        3- Capital Stock Value   4- Amount Changed    5- Source of Change   6- Qty. of issued    7- Share price at
          of Change      (Thousand Reais)         (Thousand Reais)                           shares (Thousand)  the issuance (Reais)
-----------------------------------------------------------------------------------------------------------------------------------
01       06/27/1997      415,433                      415,424        Company Merger                 223,251,081         0.000000000
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
02       06/20/2000      415,433                            0  Reverse Stock Split - 5000/1            0                0.000000000
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
03       04/23/2002      490,000                       74,567       Reserves Merger                    0                0.000000000
-----------------------------------------------------------------------------------------------------------------------------------


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

04.04- AUTHORIZED CAPITAL STOCK

------------------------------------------------------------------------------------
1- Quantity                 2- Value                    3- Authorization Date
(Thousand)                 (Thousand Reais)
------------------------------------------------------------------------------------
    60,000,000                        0                    06/20/2000
------------------------------------------------------------------------------------

04.05- COMPOSITION OF AUTHORIZED CAPITAL

------------------------------------------------------------------------------------------------------------------------------------
1- Item         2- Type                3- Class              4- Quantity of Authorized Shares for Issuance
                                                                              (UNITS)
------------------------------------------------------------------------------------------------------------------------------------
  01            Common                                                                    20,040,000
------------------------------------------------------------------------------------------------------------------------------------
  02            Preferred                                                                 39,960,000
------------------------------------------------------------------------------------------------------------------------------------


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

05.01 - TREASURY SHARES

-----------------------------------------------------------------------------------------------------------------------------------
1- ITEM   2- TYPE     3- CLASS  4- DATE      5- PURCHASE TIME   6- QUANTITY    7- AMOUNT          8-QUANTITY ALREADY  9- AMOUNT
          OF SHARES             OF MEETING                      TO BE          TO BE SPENT        PURCHASED           ALREADY SPENT
                                                                PURCHASED       (Thousand Reais)  (UNITS)             (THOUSAND
                                                                                                                        REAIS)
-----------------------------------------------------------------------------------------------------------------------------------
01       COMMON                02/24/1999       3 MONTHS             7,900                0                    7,900             38
-----------------------------------------------------------------------------------------------------------------------------------
02       PREFERRED             02/24/1999       3 MONTHS           135,595                0                  135,595            779
-----------------------------------------------------------------------------------------------------------------------------------


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

06.01 - PAID DIVIDENDS DURING THE LAST THREE YEARS

-----------------------------------------------------------------------------------------------------------------------------------
1- Item   2- Earnings    3- Approval   4- Date    5- Ending   6- Net profit     7- Earning    8- Type   9- Class  10-Amount  11-Date
                         of payment    of payment of fiscal   or loss in        per share     of        of        of         of
                         Event         approval   year        the period        (thousand     shares    shares    Earnings   initial
                                                                                reais)                                       payment
-----------------------------------------------------------------------------------------------------------------------------------
01        Interest on    Board Meeting  02/23/2000  12/31/2000          45,389  0.0000028830     Common            642    02/29/2000
          Capital
-----------------------------------------------------------------------------------------------------------------------------------
02        Interest on    Board Meeting  02/23/2000  12/31/2000          45,389  0.0000028830  Preferred            642    02/29/2000
          Capital
-----------------------------------------------------------------------------------------------------------------------------------
03        Interest on    Board Meeting  07/05/2000  06/30/2000          11,252  0.0752700000     Common           3,350   08/28/2000
          Capital
-----------------------------------------------------------------------------------------------------------------------------------
04        Interest on    Board Meeting  07/05/2000   6/30/2000          11,252  0.0752700000  Preferred           3,350   08/28/2000
          Capital
-----------------------------------------------------------------------------------------------------------------------------------
05        Interest on    Board Meeting  12/06/2000  12/31/2000          45,389  0.2280400000     Common           10,150  02/28/2001
          Capital
-----------------------------------------------------------------------------------------------------------------------------------
06        Interest on    Board Meeting  12/06/2000  12/31/2000          45,389  0.2280400000  Preferred           10,150  02/28/2001
          Capital
-----------------------------------------------------------------------------------------------------------------------------------
07        Interest on    Board Meeting  06/08/2001  06/30/2001          53,114  0.3033100000     Common           13,500  08/31/2001
          Capital
-----------------------------------------------------------------------------------------------------------------------------------
08        Interest on    Board Meeting  06/08/2001  06/30/2001          53,114  0.3033100000  Preferred           13,500  08/31/2001
          Capital
-----------------------------------------------------------------------------------------------------------------------------------
09        Interest on    Board Meeting  09/03/2001  12/31/2001         168,247  0.2961200000     Common           13,180  02/28/2002
          Capital
-----------------------------------------------------------------------------------------------------------------------------------
10        Interest on    Board Meeting  09/03/2001  12/31/2001         168,247  0.2961200000  Preferred           13,180  02/28/2002
          Capital
-----------------------------------------------------------------------------------------------------------------------------------
11        Interest on    Board Meeting  12/05/2001  12/31/2001         168,247  0.4790050000     Common           21,320  02/28/2002
          Capital
-----------------------------------------------------------------------------------------------------------------------------------
12        Interest on    Board Meeting  12/05/2001  12/31/2001         168,247  0.4790050000  Preferred           21,320  02/28/2002
          Capital
--------------------------------------------------------------------------------------------------------------------------------
13        Dividends      Board Meeting  02/08/2002  12/31/2001         168,247  0,0555830000     Common           2,474   02/28/2002
-----------------------------------------------------------------------------------------------------------------------------------
14        Dividends      Board Meeting  02/08/2002  12/31/2001         168,247  0,0555830000  Preferred           2,474   02/28/2002
-----------------------------------------------------------------------------------------------------------------------------------
15        Interest on    Board Meeting  03/22/2002  06/30/2002           8,232  0,1213200000     Common           5,400  08/30/2002
          Capital
-----------------------------------------------------------------------------------------------------------------------------------
16        Interest on    Board Meeting  03/22/2002  06/30/2002           8,232  0,1213200000  Preferred           5,400  08/30/2002
          Capital
-----------------------------------------------------------------------------------------------------------------------------------
17        Interest on    Board Meeting  12/15/2003  12/31/2003         123,547  0.8088300000     Common           36,000  02/27/2004
          Capital
-----------------------------------------------------------------------------------------------------------------------------------
18        Interest on    Board Meeting  12/15/2003  12/31/2003         123,547  0.8088300000  Preferred           36,000  02/27/2004
          Capital
--------------------------------------------------------------------------------------------------------------------------------


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

06.03 - STATUTORY APPROPRIATION OF CAPITAL STOCK

-----------------------------------------------------------------------------------------------------------------------------------
1- Item   2- Type     3- Class      4- %     5- %     6- %      7- %      8- Calculating  9- Previewed      10- Premium   11- Right
          of          of            Capital  Fixed    minimum   accrued      basis         reimbursement                    to
          share       share         stock    dividend dividend  dividend                   of                               vote
                                             type     type      type                       capital

-----------------------------------------------------------------------------------------------------------------------------------
01        Common                     34.65      0.00     25.00        0.00   Based on profit         NO            NO         YES
-----------------------------------------------------------------------------------------------------------------------------------
02        Preferred                   65.35      0.01    25.00        0.00   Based on profit        YES            NO          NO
-----------------------------------------------------------------------------------------------------------------------------------

06.04 - STATUTORY CHANGE

-------------------------------------------------------------------------------------------
1. Date of last change in By-laws        2. Mandatory dividend (% on profit)
-------------------------------------------------------------------------------------------
        04/23/2002                                                    25.00
-------------------------------------------------------------------------------------------


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

07.01- MANAGEMENT COMPENSATION AND PROFIT SHARING

--------------------------------------------------------------------------------------------------------------
1- Management Profit Sharing          2- Management Compensation            3- Periodicity
                                                (Thousand reais)
--------------------------------------------------------------------------------------------------------------
          YES                                               160                   Monthly
--------------------------------------------------------------------------------------------------------------

07.02- INTEREST AND CONTRIBUTION IN THE LAST THREE YEARS

1. Final Date of last fiscal year:                 12/31/2003
2. Final Date of penultimate fiscal year:          12/31/2002
3. Final Date of prior penultimate fiscal year:    12/31/2001

-----------------------------------------------------------------------------------------------------------------------------------
4- Item   5- Descriptions of Interest and   6- Value of last fiscal     7- Value of penultimate    8-  Value of prior
          Contributions                        year                          fiscal year                penultimate fiscal year
                                               (Thousand reais)              (Thousand reais)           (Thousand reais)
-----------------------------------------------------------------------------------------------------------------------------------
   01     Debenture Hoders'                                  0                          0                                  0
-----------------------------------------------------------------------------------------------------------------------------------
   02     Employees' Interests                           7,504                         693                            10,838
-----------------------------------------------------------------------------------------------------------------------------------
   03     Management Interests                           1,930                           0                             2,810
-----------------------------------------------------------------------------------------------------------------------------------
   04     Beneficiancy Parties'Interests                     0                           0                                 0
-----------------------------------------------------------------------------------------------------------------------------------
   05     Assistance Fund Contributions                      0                           0                                 0
-----------------------------------------------------------------------------------------------------------------------------------
   06     Pension Fund Contributions                         0                           0                                 0
-----------------------------------------------------------------------------------------------------------------------------------
   07     Other Contributions                                0                           0                                 0
-----------------------------------------------------------------------------------------------------------------------------------
   08     Net Profit for the fiscal year               123,547                       8,232                           168,247
-----------------------------------------------------------------------------------------------------------------------------------
   09     Net Loss for  the fiscal year                      0                           0                                 0
-----------------------------------------------------------------------------------------------------------------------------------


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

07.03 - INTERESTS IN SUBSIDIARIES AND/OR ASSOCIATED

-----------------------------------------------------------------------------------------------------------------------------------
1- Item   2- Affiliate/Coligate name     3- General Taxpayers' Register      4- NATURE OF SHARE CONTROL    5- % Capital      6- %
                                                                                                                            investor
                                                                                                                             net
                                                                                                                             equity
-----------------------------------------------------------------------------------------------------------------------------------
7- TYPE OF COMPANY                           9- number of shares held on last quarter (Units)
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
   01     PerdigAo Agroindustrial S.A.               86.547.619/0001-36      Private Subsidiary                    100.00      99.99
-----------------------------------------------------------------------------------------------------------------------------------
Industrial, Commercial and Others

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
   02     PERDIGAO EXPORT LTD.                                       -       Private Subsidiary                    100.00       0.01
-----------------------------------------------------------------------------------------------------------------------------------
Industrial, Commercial and Others
-----------------------------------------------------------------------------------------------------------------------------------


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------


09.01 - THE COMPANY IN BRIEF

Perdigao S.A. Comercio e Industria was founded by the Ponzoni and Brandalise families, at first as limited liability company named "Ponzoni, Brandalise e Cia.", having as objective the commercial activity as a whole.

On 11/23/45, it changed its name to "Ponzoni, Brandalise S.A. Com. e Ind.". On 04/26/58, the company became "Perdigao S.A. Comercio e Industria".

As of 1940, with the business expanding, the Company started developing its industrial, farming and cattle raising and service activities. On 07/01/83, as a result of a legal and organizational restructuring process, it leased its subsidiaries and all its industrial and commercial facilities, from then on operating as a Holding, transfering such facilities to its subsidiaries.

On 02/13/86, subsequent to its capitalization program, and regarding demobilization, the Company disposed its ownership in the subsidiary "Perdigao Couros S.A."

On 09/23/94, according to the Notice published in the newspapers, the shareholders ownership was sold to an investor group, representing 80.68% of the voting capital, 65.54% of the nonvoting capital and 70.66% of the whole capital.

On 09/29/95, Perdigao S.A. Comercio e Industria merged the shares of the minority shareholders of Perdigao Agroindustrial S.A. and Perdigao Alimentos S.A., which became wholly-owned subsidiaries of the holding company Perdigao S.
A. In consequence, Perdigao S.A. became the single publicly traded company of the Perdigao Companies with shares traded in Stock Exchange.

On 06/27/97, the shares owned by the shareholders of Perdigao S.A. Comercio e Industria were merged into Perdigao S.A., which became the holding, in the proportion of one share to each owned share of same class.

On the same date, Perdigao S.A. Comercio e Industria merged Perdigao Agroindustrial S.A. and Perdigao Avicola Rio Claro Ltda., changing its name to Perdigao Agroindustrial S.A., the present operating company.

On 10/20/2000 Perdigao was listed at New York Stock Exchanges - NYSE, with American Depositary Receipts - ADRs Level II.

On 06/20/2001 Perdigao obtained Level I of Corporate Governance in Bovespa - Sao Paulo Stock Exchange.

On 12/17/2002 Perdigao approved the right of inclusion of the preferred shares in the Public Offering for the sale of controlling ownership, in order to assure to these shares the minimum price of eighty percent (80%) of the amount paid per share with voting rights that integrates the controlling block of shares.


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

09.02 - OPERATING SECTOR CHARACTERISTICS

Perdigao achieved an important milestone in 2003 with the completion of the Rio Verde Agroindustrial Complex in Goias. This facility is capable of producing 260,000 tons/year of meat - 25% of the Company's total planned capacity. Besides representing more than 30% of the economic activity in the municipality, this plant provides 4,700 direct and 8,000 indirect jobs.

Another cycle has begun with the implementation of projects that will result in increased competitiveness, with the EVA(R), the optimization of production processes, the monitoring of inventory at the plants and improved financial management.

Advances in the international circuit were significant, with entry into 20 new markets, the gain of around 80 new clients, and with the structure developed in Europe to directly attend customers, including a partnership for production of processed foods.

In the operating context, the year was marked by the excellent performance of exports, particularly to the European and Japanese markets, by the improved margins in the domestic market, and by lower expenses.

OPERATIONAL AND FINANCIAL HIGHLIGHTS - 2003

>>    Gross sales were 30.8% higher, reaching R$ 4.4 billion in the year;
>>    Growth of 7.5% in volumes of meats sold;
>> Revenues 18.6% higher in the domestic market, registering a 5.7% decline in volumes;
>> Exports represent 48.0% of the Company's net revenues, a growth of 52.4% and meat volumes 24.6% higher;
>>    Revenue growth of 29.7%, and 2.9% growth in volumes of value-added products;
>>    Gross profit rose 25.7% due to improved revenues;
>>    EBITDA increased 30.6% due to gross profit and reduced commercial expenses;
>>    Net income was R$ 123.5 million with net margins of 3.2%;
>>    Share profitability was 102%, and 148% for ADRs.


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------


09.02 - OPERATING SECTOR CHARACTERISTICS

INVESTMENTS AND PROJECTS

Investment levels were 31% lower than in 2002, totaling R$ 69.5 million, which was invested in new projects and improvement projects, to export product lines, the Rio Verde Agro-industrial Complex in Goias, the increase in reforested areas and the expansion of sales branches. These resources were wholly self-generated.

In accordance with the management focus adopted by the Company recently regarding value creation, the following projects were implemented: The EVA(R) - Economic Value Added - a management system that seeks to add value through better management of invested capital and improved results, with the aid of the consulting company Stern Stewart & Co., the creators of EVA. Internally this project will be called MVP - More Value Perdigao, and will have the goals of increasing management's level of commitment; Process Optimization and the Development of Industrial Processes, which seeks to streamline plants; and implementation of the CFM - SAP financial module for the control and analysis of financial operations. These projects will begin to mature as of this year.

In addition, the Company advanced with the International Project, seeking a more prevalent and consolidated presence in the export market with expansion into new countries.

OPERATING PERFORMANCE

Production

Production and productivity goals were achieved. Meat production totaled 989,000 tons, increasing 5.7% in the year, particularly in the poultry segment. Meat production grew 14.4% in the quarter.


             PRODUCTION                 4Q2003       $1 2002        %CH.          2003          2002         % CH.
             ----------                 ------       -------        ----          ----          ----         -----

POULTRY SLAUGHTER (MILLION HEADS)          119.6         93.9          27.3        445.0         392.4          13.4
HOG SLAUGHTER (THOUSAND HEADS)             686.3        717.5          (4.3)     2,750.2       2,751.6          (0.1)
POULTRY MEATS (THOUSAND TONS)              154.2        123.6          24.7        581.0         525.9          10.5
PORK/BEEF MEATS (THOUSAND TONS)            107.5        105.2           2.2        408.0         410.0          (0.5)
OTHER PROCESS PRODUCTS (THOUSAND             4.1          3.7          12.7        16.56          15.8           4.6
TONS)

FEED AND PREMIX (THOUSAND TONS)            702.6        584.7          20.2      2,751.7       2,423.3          13.6
ONE-DAY CHICKS (MILLION UNITS)             119.7        102.8          16.5        462.5         404.9          14.2
SOYBEAN CRUSHING (THOUSAND TONS)           136.9        111.6          22.7        520.4         508.6           2.3
DEGUMMED OIL (THOUSAND TONS)                24.2         20.4          19.0         93.9          93.8           0.1
REFINED OIL (THOUSAND TONS)                 16.8         15.9           5.5         66.3          82.3         (19.4)


Domestic market

Domestic market sales were R$ 2.5 billion, with growth of 18.6% in the year and meat volumes 5.7% lower. Due to the recession the Brazilian economy suffered and the consequent significant drops in disposable income during the year, the Company adopted the strategy of emphasizing profitability instead of increasing sales volumes, and improving distribution channels that provided better margins.


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

09.02 - OPERATING SECTOR CHARACTERISTICS

                              DISTRIBUTION CHANNELS

                               (GRAPHIC OMITTED)

As part of the profitability strategy, when good opportunities in foreign markets appeared, Perdigao directed in natura meats overseas, and their volume fell 37%. Revenues from elaborated/processed products grew 24%, and volumes fell 0.2%. These measures helped Perdigao offset increased production costs and improve margins.

As a result, in the year average prices in the meat segment were 28% higher, and average costs were 21% higher. In the quarter, price increases were 21%, and costs rose by 9%.


Domestic Market                             Tons (thousand)                            Sales (R$ million)
                                 ---------------------------------------------------------------------------------
                                 4Q 2003        4Q 2002         % Ch.         4Q 2003       4Q 2002         % Ch.
                                 -------        -------         --------      -------       --------        ------
In-Natura                           11.0           15.2          (27.5)          41.1           45.1          (9.0)
--------------                   --------       --------        --------      -------       --------        ------
Poultry                              8.1           10.9          (26.2)          32.1           35.6          (9.9)
Pork/Beef                            2.9            4.2          (30.9)           9.0            9.5          (5.6)
Elaborated/Processed               128.5          130.7           (1.7)         594.4          504.2          17.9
--------------                   --------       --------        --------      -------       --------        ------
Total Meats                        139.5          145.9           (4.4)         635.5          549.3          15.7
--------------                   --------       --------        --------      -------       --------        ------
Soybean                             39.2           32.9           19.1           59.6           56.7           5.2
Other Processed                      5.0            4.7            7.1           36.7           31.8          15.5
Other                                -              -              -             31.7           35.5         (10.90
--------------                   --------       --------        --------      -------       --------        ------
Total                              183.8          183.5            0.1          763.5          673.3          13.4
--------------                   --------       --------        --------      -------       --------        ------
Total Elabor/Processed             133.6          135.4           (1.4)         631.1          563.0          17.8



                                  2003           2002           % Ch.          2003           2002          $ Ch.
                                 --------       --------        --------      -------       --------        ------

In-Natura                           49.4           77.9          (36.6)         172.9          196.8         (12.1)
--------------                   --------       --------        --------      -------       --------        ------
Poultry                             36.7           60.1          (38.9          134.6          156.8         (14.2)
Pork/Beef                           12.6           17.8          (29.2)          38.3           40.0          (4.1)
Elaborated/Processed               431.7          432.4           (0.2)       1,870.4        1,497.3          24.9
--------------                   --------       --------        --------      -------       --------        ------
Total Meats                        481.1          510.4           (5.7)       2,043.3        1,694.1          20.6
--------------                   --------       --------        --------      -------       --------        ------
Soybean                            145.2          185.7          (21.8)         216.6          212.1           2.1
Other Processed                     20.3           20.6           (1.7)         146.4          127.5          14.8
Other                                -              -              -            126.8          102.0          24.3
--------------                   --------       --------        --------      -------       --------        ------
Total                              646.5          716.7           (9.8)       2,533.1        2,135.8          18.6
--------------                   --------       --------        --------      -------       --------        ------
Total Elabor/Processed             452.0          453.0           (0.2)       2,016.8        1,624.9          24.1


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

09.02 - OPERATING SECTOR CHARACTERISTICS

The main product launches were those food items made of soybean, sweet pizzas and pies in the Apreciatta line, pastries and stuffed gnocchi.

This year's marketing campaign, considered to be one of our most successful, showed the strong brand presence in the day-to-day of Brazilian families, while it reinforced Perdigao's promise to the consumer to offer flavor, quality, variety and practicality. Comprised of two stages, the first emphasized scenes of daily life and asked the consumer "What is Perdigao's secret?" And the second declared that the most important thing to the Company is the client - "Our biggest secret is you.'

Total market share dropped slightly, resulting from the strategy to seek higher profitability in the domestic market while maintaining volume levels.

                               (GRAPHIC OMITTED)

Export Market

Exports grew 52.4% in the year, and volumes were 24.6% higher. The main markets were Europe with growth of 79.5%, the Middle East with 60.6%, and the Far East with 40%. In the fourth quarter, exports rose 32.1%, and volumes were 22.2% higher.

                               (GRAPHIC OMITTED)

       % NET SALES


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------


09.02 - OPERATING SECTOR CHARACTERISTICS

Sales of elaborated/processed meat products grew 60.2% and 31.7% in volume. The increase in tariffs charged by the European Union on salted chicken breasts in the middle of August 2003 resulted in Perdigao planning the shipments and stocks for this market in advance.

Average prices in dollars were nearly 23% higher in the year - 21.5% higher in reais - while costs were 35.4% higher. Average prices in the fourth quarter were approximately 44% higher in dollars and 7.4% higher in reais, against average costs that were 8.2% higher. The discrepancy between price and costs reflects the increases suffered due to the exchange rate devaluation that could not be fully passed through to sales prices.


Exports                                     Tons (thousand)                            Sales (R$ million)
                                 ---------------------------------------------------------------------------------
                                 4Q 2003        4Q 2002         % Ch.         4Q 2003       4Q 2002         % Ch.
                                 -------        -------         --------      -------       --------        ------
In-Natura                          114.8           92.7           23.9          402.2          279.4          43.9
--------------                   --------       --------        --------      -------       --------        ------
Poultry                             98.5           76.2           29.2          332.6          222.5          49.5
Pork                                16.3           16.4           (0.7)          69.6           56.9          22.3
Elaborated/Processed                12.2           11.2            8.2           92.3           94.4          (2.3)
--------------                   --------       --------        --------      -------       --------        ------
Total Meats                        127.0          103.9           22.2          494.5          373.9          32.3
--------------                   --------       --------        --------      -------       --------        ------
Total                              127.2          104.1           22.2          494.9          374.6          32.1
--------------                   --------       --------        --------      -------       --------        ------

Total Elabor/Processed              12.2           11.3            8.2           92.6           94.8          (2.4)



                                  2003           2002           % Ch.          2003           2002          $ Ch.
                                 --------       --------        --------      -------       --------        ------
In-Natura                          426.8          345.3           23.6        1,363.3          910.7          49.7
--------------                   --------       --------        --------      -------       --------        ------
Poultry                            362.4          284.9           27.2        1,122.1          717.9          56.3
Pork                                64.4           60.4            6.6          241.2          192.9          25.0
Elaborated/Processed                64.9           49.3           31.7          471.5          294.1          60.3
--------------                   --------       --------        --------      -------       --------        ------
Total Meats                        491.7          394.6           24.6        1,834.9        1,204.9          52.3
--------------                   --------       --------        --------      -------       --------        ------
Total                              493.0          394.9           24.8        1,837.9        1,205.9          52.4
--------------                   --------       --------        --------      -------       --------        ------

Total Elabor/Processed              65.0           49.4           31.7          472.3          294.8          60.2

The international strategy implemented in Europe, with sales offices in England and Netherlands and a partnership that allows industrialization of products processed locally has been contributing to the growth of this market. In addition, during the year there were climatic and sanitary problems that affected European poultry-producing areas that benefited Perdigao's businesses.

The Far East performed well, mainly due to the Japanese market, which had banned imports from China because of the aviary Influenza during the second semester of 2003.

Growth in Eurasia was just 7.7% due to the quotas established in Russia on poultry and pork. Meanwhile, the other countries in this market showed higher growth.

The entry into new markets during the year, principally the Chinese market, and the expected demand for Brazilian poultry meat, will continue to sustain export growth.


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------


09.03 - BUSINESS SEASONALITY

RAW MATERIAL

POULTRY/PORK

No seasonality

SOYBEAN

Seasonal. However, the company tries to keep regulatory stocks, usually provided by traditional suppliers. Shortage of grains occurs between September and February of each year.

CORN

Seasonality similar to the soybean. The harvest, ranging from March to September (including the half season) is characterized by good amount of supply. From October to February, the grain availability decreases, meaning the off season.


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

10.01- SERVICES AND PRODUCTS RENDERED

--------------------------------------------------------------------------------
1- Item     2- Main products and/or services                    3- % Net Income
--------------------------------------------------------------------------------
    01      Processed pork - domestic market                              27.40
--------------------------------------------------------------------------------
    02      Processed pork cuts - domestic market                          0.80
--------------------------------------------------------------------------------
    03      Processed pork cuts - foreign market                           6.30
--------------------------------------------------------------------------------
    04      Elaborated/processed poultry - domestic market                10.60
--------------------------------------------------------------------------------
    05      Poultry cuts - domestic market                                 2.80
--------------------------------------------------------------------------------
    06      Whole poultry - domestic market                                0.20
--------------------------------------------------------------------------------
    07      Elaborated/Processed Poultry - foreign market                 12.00
--------------------------------------------------------------------------------
    08      Poultry cuts - foreign market                                 16.50
--------------------------------------------------------------------------------
    09      Whole poultry - foreign market                                12.50
--------------------------------------------------------------------------------
    10      Soybean / others                                               8.00
--------------------------------------------------------------------------------
    11      Other processed  (owned + third parties)                       2.90
--------------------------------------------------------------------------------


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

10.02- RAW MATERIALS AND SUPPLIERS
-----------------------------------------------------------------------------------------------------------------------------------
1- Item    2- Raw material                   3-  Imports            4- Imports Value     5- Available in Domestic   6- Available in
                                                                    (Thousand reais)      Market                     Foreign Market
-----------------------------------------------------------------------------------------------------------------------------------
7- Supplier's name                           8- Type of supplier                         9- % of supply over total company purchases
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
      01       Corn/Soybean                     NO                             0                 YES                      YES
-----------------------------------------------------------------------------------------------------------------------------------
COAMO AGROINDUSTRIAL COOPERATIVA             Not associated                                                                   14.50
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
      02       Corn/Soybean                     NO                             0                 YES                      YES
-----------------------------------------------------------------------------------------------------------------------------------
COOPERATIVA AGROINDUSTRIAL LAR               Not associated                                                                    3.05
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
      03       Corn/Soybean                     NO                             0                 YES                      YES
-----------------------------------------------------------------------------------------------------------------------------------
COOPERATIVA AGROPECUARIA BATAVO LTDA.        Not associated                                                                    2.86
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
      04       Corn/Soybean                     NO                             0                 YES                      YES
-----------------------------------------------------------------------------------------------------------------------------------
COOP. AGROP. MISTA VALE DO PIQUIRI LTDA.     Not associated                                                                    2.46
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
      05       Corn/Soybean                     NO                             0                 YES                      YES
-----------------------------------------------------------------------------------------------------------------------------------
ADM DO BRASIL LTDA                           Not associated                                                                    2.31
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
      06       Corn/Soybean                     NO                             0                 YES                      YES
-----------------------------------------------------------------------------------------------------------------------------------
BUNGE ALIMENTOS                              Not associated                                                                    1.83
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
      07       Corn/Soybean                     NO                             0                 YES                      YES
-----------------------------------------------------------------------------------------------------------------------------------
COOP AGRIC MISTA PROD. RURAIS                Not associated                                                                    1.78
SUDOESTE GOIANO
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
      08       Corn/Soybean                     NO                             0                 YES                      YES
-----------------------------------------------------------------------------------------------------------------------------------
COOP. REG. AGROPEC. DE CAMPOS NOVOS LTDA.    Not associated                                                                     1.78
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
      09       Corn/Soybean                     NO                             0                 YES                      YES
-----------------------------------------------------------------------------------------------------------------------------------
COOP. MISTA MARAUENSE                        Not associated                                                                    1.63

-----------------------------------------------------------------------------------------------------------------------------------


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

10.02- RAW MATERIALS AND SUPPLIERS
-----------------------------------------------------------------------------------------------------------------------------------
1- Item    2- Raw material                   3-  Imports            4- Imports Value     5- Available in Domestic   6- Available in
                                                                    (Thousand reais)      Market                     Foreign Market
-----------------------------------------------------------------------------------------------------------------------------------
7- Supplier's name                           8- Type of supplier                         9- % of supply over total company purchases
-----------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
      10       Corn/Soybean                     NO                             0                 YES                      YES
------------------------------------------------------------------------------------------------------------------------------------
COOP. TRITICOLA DE GETULIO VARGAS            Not associated                                                                    1.54
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
      11       Corn/Soybean                     NO                             0                 YES                      YES
------------------------------------------------------------------------------------------------------------------------------------
CARAMURU ALIMENTOS                           Not associated                                                                    1.51
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
      12       Corn/Soybean                     NO                             0                 YES                      YES
------------------------------------------------------------------------------------------------------------------------------------
COOP. TRIT. SARANDI                          Not associated                                                                    1.46
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
      13       Corn/Soybean                     NO                             0                 YES                      YES
------------------------------------------------------------------------------------------------------------------------------------
COOP. AGRARIA MISTA ENTRE RIOS               Not associated                                                                    1.28
------------------------------------------------------------------------------------------------------------------------------------
      14       Corn/Soybean                     NO                             0                 YES                      YES
------------------------------------------------------------------------------------------------------------------------------------
COOP. AGROP. SUDOESTE                        Not associated                                                                    1.23
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
      15       Corn/Soybean                     NO                             0                 YES                      YES
------------------------------------------------------------------------------------------------------------------------------------
COOP. AGROP. CASTROLANDA                     Not associated                                                                    1.07
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
      16       Corn/Soybean                     NO                             0                 YES                      YES
------------------------------------------------------------------------------------------------------------------------------------
COMERCIO E IND. BRASILEIRAS COINBRA          Not associated                                                                    1.02
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
      17       Corn/Soybean                     NO                             0                 YES                      YES
------------------------------------------------------------------------------------------------------------------------------------
COOP TRITICOLA TAPERENSE                     Not associated                                                                    0.86
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
      18       Corn/Soybean                     NO                             0                 YES                      YES
------------------------------------------------------------------------------------------------------------------------------------
COOP TRITICOLA MISTA ALTO JACUI LTD.         Not associated                                                                    0.78
------------------------------------------------------------------------------------------------------------------------------------


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

10.02- RAW MATERIALS AND SUPPLIERS
-----------------------------------------------------------------------------------------------------------------------------------
1- Item    2- Raw material                   3-  Imports            4- Imports Value     5- Available in Domestic   6- Available in
                                                                    (Thousand reais)      Market                     Foreign Market
-----------------------------------------------------------------------------------------------------------------------------------
7- Supplier's name                           8- Type of supplier                         9- % of supply over total company purchases
-----------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
      19       Corn/Soybean                     NO                             0                 YES                      YES
------------------------------------------------------------------------------------------------------------------------------------
I. REIDI & CIA LTDA.                         Not associated                                                                    0.75
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
      20       Corn/Soybean                     NO                             0                 YES                      YES
------------------------------------------------------------------------------------------------------------------------------------
COOP. AGROPEC. CAMPONOVENSE                  Not associated                                                                    0.74
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
      21       Corn/Soybean                     NO                             0                 YES                      YES
------------------------------------------------------------------------------------------------------------------------------------
COOP. CAFEICULTORES AGROP. DE MARINGA        Not associated                                                                    0.70
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
      22       Corn/Soybean                     NO                             0                 YES                      YES
------------------------------------------------------------------------------------------------------------------------------------
COOP. TRITICOLA DE ESPUMOSO LTDA.            Not associated                                                                    0.65
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
      23       Corn/Soybean                     NO                             0                 YES                      YES
------------------------------------------------------------------------------------------------------------------------------------
COOP AGROP CASCAVEL LTDA.                    Not associated                                                                    0.64
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
      24       Corn/Soybean                     NO                             0                 YES                      YES
------------------------------------------------------------------------------------------------------------------------------------
COOP. TRITICOLA DE ERECHIM                   Not associated                                                                    0.60
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
      25       Corn/Soybean                     NO                             0                 YES                      YES
------------------------------------------------------------------------------------------------------------------------------------
COOP TRITICOLA PANAMBI                       Not associated                                                                    0.56
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
      26       Corn/Soybean                     NO                             0                 YES                      YES
------------------------------------------------------------------------------------------------------------------------------------
IMCOPA - IMP. E EXP. INDUSTRIA DE OLEOS      Not associated                                                                    0.56
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
      27       Corn/Soybean                     NO                             0                 YES                      YES
------------------------------------------------------------------------------------------------------------------------------------
COOP. AGROP. ROLANDIA LTDA.                  Not associated                                                                    0.55

------------------------------------------------------------------------------------------------------------------------------------


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

10.02- RAW MATERIALS AND SUPPLIERS
-----------------------------------------------------------------------------------------------------------------------------------
1- Item    2- Raw material                   3-  Imports            4- Imports Value     5- Available in Domestic   6- Available in
                                                                    (Thousand reais)      Market                     Foreign Market
-----------------------------------------------------------------------------------------------------------------------------------
7- Supplier's name                           8- Type of supplier                         9- % of supply over total company purchases
-----------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
      28       Corn/Soybean                     NO                             0                 YES                      YES
------------------------------------------------------------------------------------------------------------------------------------
COOP. AG. MISTA GENERAL OSORIO               Not associated                                                                    0.55
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
      29       Corn/Soybean                     NO                             0                 YES                      YES
------------------------------------------------------------------------------------------------------------------------------------
CLAUDIO AUGUSTO DINIZ E OUTROS               Not associated                                                                    0.54
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
      30       Corn/Soybean                     NO                             0                 YES                      YES
------------------------------------------------------------------------------------------------------------------------------------
COOP. AGROP. CAPANEMA LTD.                   Not associated                                                                    0.52
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
      31       OTHERS                           NO                             0                 YES                      YES
------------------------------------------------------------------------------------------------------------------------------------
OTHERS                                       Not associated                                                                   49.69
------------------------------------------------------------------------------------------------------------------------------------


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

10.03- MAIN CUSTOMERS BY SERVICES AND/ OR PRODUCTS
-----------------------------------------------------------------------------------------------------------------------------------
1- ITEM       2- ITEM      3- NAME OF PRODUCT / NAME OF CLIENT                                        4- % OF CUSTOMER IN NET SALES
-----------------------------------------------------------------------------------------------------------------------------------
     000                   POULTRY, PORK, PROCESSED AND FROZEN MEATS - Domestic Market
-----------------------------------------------------------------------------------------------------------------------------------
     000          001      CIA BRASILEIRA DE DISTRIBUICAO                                                                     0.00
-----------------------------------------------------------------------------------------------------------------------------------
     000          002      CARREFOUR COM E IND LTDA                                                                           0.00
-----------------------------------------------------------------------------------------------------------------------------------
     000          003      MAKRO ATACADISTA S.A                                                                               0.00
-----------------------------------------------------------------------------------------------------------------------------------
     000          004      SONAE DISTRIBUICAO BRASIL S.A.                                                                     0.00
-----------------------------------------------------------------------------------------------------------------------------------
     000          005      BOMPRECO S.A. SUPERMERCADOS DO NORDESTE                                                            0.00
-----------------------------------------------------------------------------------------------------------------------------------
     000          006      CASAS GUANABARA COMESTIVEIS LTDA.                                                                  0.00
-----------------------------------------------------------------------------------------------------------------------------------
     000          007      ATACADAO S.A. DISTRIBUIDOR - COM E IND                                                             0.00
-----------------------------------------------------------------------------------------------------------------------------------
     000          008      FRIGORIDARIO COM. FRIGORIFICADOS LTDA.                                                             0.00
-----------------------------------------------------------------------------------------------------------------------------------
     000          009      CASAS SENDAS COM. E IND. S.A.                                                                      0.00
-----------------------------------------------------------------------------------------------------------------------------------
     000          010      SUPERMERC MUNDIAL LTDA.                                                                            0.00
-----------------------------------------------------------------------------------------------------------------------------------
     000          011      WAL MART BRASIL LTDA.                                                                              0.00
-----------------------------------------------------------------------------------------------------------------------------------
     000          012      A.ANGELONI E CIA. LTDA.                                                                            0.00
-----------------------------------------------------------------------------------------------------------------------------------
     000          013      CIA ZAFFARI COM IND                                                                                0.00
-----------------------------------------------------------------------------------------------------------------------------------
     000          014      BERGAMASCHI & CIA LTDA.                                                                            0.00
-----------------------------------------------------------------------------------------------------------------------------------
     000          015      ASSAI COML  LTDA                                                                                   0.00
-----------------------------------------------------------------------------------------------------------------------------------
     000          016      SUPERMERC CONDOR                                                                                   0.00
-----------------------------------------------------------------------------------------------------------------------------------
     000          017      CEMA - CENTRAL MINEIRA ATACADISTA                                                                  0.00
-----------------------------------------------------------------------------------------------------------------------------------
     000          018      SUPER ZONA SUL                                                                                     0.00
-----------------------------------------------------------------------------------------------------------------------------------
     000          019      MONTE CATINE                                                                                       0.00
-----------------------------------------------------------------------------------------------------------------------------------
     000          020      IRMAOS BRETAS FILHOS E CIA LTDA.                                                                   0.00
-----------------------------------------------------------------------------------------------------------------------------------
     100                   POULTRY, PORK, ELABORATED AND PROCESSED - Exports
-----------------------------------------------------------------------------------------------------------------------------------
     100          101      ABDULFAH ALI ALMUNAGEM SONS CO. - Saudi Arabia                                                     0.00
-----------------------------------------------------------------------------------------------------------------------------------
     100          102      WILLIAM FOOD COMPANY LIMITED                                                                       0.00
-----------------------------------------------------------------------------------------------------------------------------------
     100          103      AL SHANINI COLD STORE                                                                              0.00
-----------------------------------------------------------------------------------------------------------------------------------
     100          104      SINGAPORE FOOD INDUSTRIES LTDA.                                                                    0.00
-----------------------------------------------------------------------------------------------------------------------------------
     100          105      JAPAN FOOD CORPORATION                                                                             0.00
-----------------------------------------------------------------------------------------------------------------------------------


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

10.04 - ORDERS IN THE LAST THREE FISCAL YEARS
-----------------------------------------------------------------------------------------------------------------------------------
1- ITEM   2- ORDERS DESCRIPTION    3-  VALUE/AMOUNT OF     3- VALUE/AMOUNT           3- VALUE/AMOUNT
                                   THE ORDERS              OF THE ORDERS             OF THE ORDERS
                                   IN THE LAST FISCAL      IN THE                    IN THE
                                   YEAR                    PENULTIMATE FISCAL        ANTEPENULTIMATE FISCAL
                                                           YEAR                      YEAR
                                   (THOUSAND REAIS)        (THOUSAND REAIS)          (THOUSAND REAIS)
-----------------------------------------------------------------------------------------------------------------------------------
   99     TOTAL                                0                       0                          0
-----------------------------------------------------------------------------------------------------------------------------------


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

11.01 - PRODUCTIVE PROCESS

POULTRY SECTOR

The productive process of this sector has the following basic flowchart:

One day old chicks, from the company's hatcheries, are put in birdhouses of the producers (outgrowers). The Company provides them with all necessary inputs for the raising of the poultry lots, ranging from feed, medicines and technical aid to transport. Once the lot is ready for slaughter, within 40 days on average, it is taken to the cold storage through a specific transportation system.

The poultry is, then, conducted from the table of the cold storage to the slaughter system, which is composed by: hanging, dazing, bleeding, scalding, plucking of the feathers, removal of the bowels, inspection by the agents of the Ministry of Agriculture, the carcasses being cooled and the giblets packed.

After cooling, the carcasses are classified and sent uncut to the packaging as carcasses to be cut or industrialized. The poultry sent uncut to the packaging is classified by weight, labeled, according to its destination, frozen and made available for shipping.

The carcasses are anatomically cut into pieces and their bones taken out. Then they are classified by weight and packed according to their destination, frozen and made available for shipping.

Furthermore, the company has specialty meats frozen products (breaded, stuffed, ready-to-eat dishes, etc.)

PORK SECTOR

The animals are received in suitable facilities, being weighed and tattooed for identification of the producer. They are kept in the pigsty for 9 hours at most, being fed by hydric diet. Afterwards, the animals are conducted to the slaughter system according to the following flowchart: dazing, bleeding, scalding, removal of the bowels and inspection by the agents of the Ministry of Agriculture. Subsequent to the slaughter, the carcasses already cleaned and prepared for processing are cooled until they can be cut into pieces. Following the cut, the pieces are classified as raw material or final product, being directed to the processing sector as raw material or packaged in natura for trade.

The raw material (meat) for industrialization is classified according to its next utilization.

During the industrialization process, previous classified meat is ground, seasoned, stuffed, cooked and/or smoke-cured, packaged and made available for shipping.

There are strict technical criteria for each raw material. Those criteria must be followed to guarantee the technical specifications of each final product.

ANIMAL FEED SECTOR

To produce balanced animal feed it is necessary to mix predetermined macroelements, microelements, vitamins and minerals. The microelements are: limestone, oyster flour, phosphate and others. The macroelements are: previously prepared and ground corn, ground soybean meal, wheat grains and animal flour. Such raw materials are analyzed to assure that they have first-rate standards so that the mixtures they integrate assure the best performance and results of the carcasses, considering animals of different ages and needs.

AVERAGE USEFUL LIFE OF EQUIPMENT, TECHNOLOGY, INSURANCE AND RISKS.

Due to its features, the equipment is subject to continuous preventive maintenance. Such process, implemented through often replacement of the parts and equipment and continuous fixing, assures long useful life of the equipment employed in the slaughter of poultry and pork.

The depreciation is calculated in accordance with lawful procedures, though, as the process is continuous, it is difficult to


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

ascertain the percentage already depreciated.


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

11.01 - PRODUCTIVE PROCESS

All the industrial complex and inventories are insured. The technology is both national and imported and already mostly defined.

The activities, except in case of large damage, do not risk stoppages. On the other hand, the company has strict safety rules. The preventive maintenance is usually conducted on Sundays, holidays and breaks between turns. The Company's investment program in equipment of state of the art technology allows increased productivity and production.


PRODUCTION CAPACITY

                                                            2000            2001             2002          2003          2004(*)
PORK

    Slaughter (thousand heads/week)                           44              50              57             64              68
    Meats (thousand tons/year)                               306             350             400            450             465

POULTRY

    Slaughter (thousand heads/week)                        6,540           7,119           8,200          9,000           9,550
    Meats (thousand tons/year)                               409             440             520            570             621

Total meats (thousand tons/year)                             715             790             920          1,020           1,086
(*) Estimated


11.02 - TRADE PROCESS, DISTRIBUTION, MARKETS AND EXPORTS

TRADE

Its subsidiaries trade their products in the domestic market to 73,000 customers through 18 owned distribution centers and 10 outsourced distributors. Direct sales overseas and through distributors reach 500 foreign customers in more than 90 countries.


DISTRIBUTION

DOMESTIC MARKET                                        FOREIGN MARKET (in revenues)
Supermarket                              63.2%         Europe                                36%
Small stores                             18.6%         Far East                              23%
Institutional                             8.1%         Middle East                           21%
Wholesale                                10.1%         Eurasia                               15%
                                                       Others                                 5%

MARKETS

DOMESTIC MARKET                             (volumes -%)        FOREIGN MARKET                  (volumes - %)
.. Sao Paulo - SP                                    16.7        . Saudi Arabia                           17.4
.. Rio de Janeiro - RJ                               15.8        . Hong Kong                              11.7
.. Curitiba - PR                                     10.0        . Netherlands                            10.3
.. Brasilia - DF                                      9.6        . Japan                                   9.0
.. Bauru - SP                                         8.2        . Singapore                               5.3
.. Recife - PE                                        6.0        . Germany                                 3.0
.. Salvador - BA                                      6.0        . Spain                                   2.6
.. Campinas - SP                                      5.3        . England                                 2.0
.. Porto Alegre - RS                                  5.2        . Kuwait                                  1.7
.. Belo Horizonte - MG                                3.9        . Others                                 37.0
.. Fortaleza - CE                                     3.0
.. Santos - SP                                        2.7
.. Others                                             7.6


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

11.02 - TRADE PROCESS, DISTRIBUTION, MARKETS AND EXPORTS

EXPORTS

    YEAR                 EXPORTS                                          % OF NET SALES
                     (R$ thousands)
    2001                1,034,845                                             42.5%
    2002                1,205,948                                             41.3%
    2003                1,837,865                                             48.0%


11.03-POSITION IN COMPETITIVE PROCESS

The Company stands the 2nd place in:

         Poultry Slaughter
         Pork Slaughter
         Poultry Exports
         Frozen Meat

         Ready-to-eat Dishes - Pasta

Market Share of Specialty Meat - 2003

..Sadia                                                           25.4%
..Perdigao                                                        24.4%
..Aurora                                                           7.6%
..Seara                                                            5.4%
..Others                                                          37.2%

Source: AC Nielsen

Market Share of Frozen Meat - 2003

..Sadia                                                           37.8%
..Perdigao                                                        34.2%
..Seara                                                            8.4%
..Da Granja                                                        5.3%
..Others                                                          14.3%

Source: AC Nielsen

Market Share of Ready-to-eat Dishes - Pasta - 2003

..Sadia                                                           57.4%
..Perdigao                                                        34.8%
..Others                                                           7.8%

Source: AC Nielsen


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

12.01- MAIN PATENTS, TRADE MARKS AND FRANCHISE

MARK                                                          PROCESS                   STATUS                 VALIDITY DATE
BORELLA                                                      002067099                  RECORD                          07/30/2007
PERDIGAO                                                     002446405                  RECORD                          12/31/2008
CONFIANCA                                                    002494876                  RECORD                          03/18/2010
BORELLA                                                      002676419                  RECORD                          07/31/2012
SULINA                                                       003468879                  RECORD                          03/06/2007
SULINA                                                       006240542                  RECORD                          02/25/2006
SULINA                                                       006240550                  RECORD                          02/25/2006
PIGANIL                                                      006240569                  RECORD                          02/25/2006
PERDIGAO                                                     006366171                  RECORD                          06/25/2006
PERDIGAO                                                     006517684                  RECORD                          02/25/2007
NABRASA                                                      006621724                  RECORD                          11/10/2007
CATARINA                                                     006621732                  RECORD                          11/10/2007
IDEAL                                                        006674917                  RECORD                          05/10/2008
SAVEL                                                        006975909                  RECORD                          08/25/2009
PERDISA                                                      007003005                  RECORD                          10/10/2009
SULINA                                                       007075723                  RECORD                          03/10/2010
BAMBOA                                                       007109628                  RECORD                          04/25/2010
BAMBOA                                                       007115407                  RECORD                          04/25/2010
MATITA                                                        0319990                   RECORD                          08/14/2010
BOLOGNA                                                       479710                    RECORD                          12/15/2011
PERDIGAO ESCOLHA SAUDAVEL                                    200014170                  RECORD                          09/25/2011
PERDIGAO                                                     740133241                  RECORD                          01/19/2012
PERDIGAO                                                     740140280                  RECORD                          01/04/2013
BOLOGNA                                                      740500392                  RECORD                          12/15/2011
PUROLIM                                                      800039360                  RECORD                          03/19/2005
PERDIGAO OURO                                                800192265                  RECORD                          12/21/2012
TASKILAS                                                     800223314                  RECORD                          12/21/2012
CHESTER                                                      800223322                  RECORD                          12/21/2012
PERDIGAO                                                     800249992                  RECORD                          12/21/2012
PERDIGAO                                                     810534983                  RECORD                          03/18/2006
LOMBETE                                                      810630508                  RECORD                          07/19/2013
UNEF                                                         810684268                  RECORD                          10/25/2013
PEITUDO                                                      810936313                  RECORD                          02/14/2014
PERDIGAO                                                     810966727                  RECORD                          03/07/2014
CHESTER GEORGIA                                              811284018                  RECORD                          03/12/2005
GOLDEN CHESTER                                               811284034                  RECORD                          03/05/2005
CHESTER MONTANA                                              811284042                  RECORD                          04/02/2005
PIRULICHA                                                    811546454                  RECORD                          01/28/2006
CHESTER                                                      811582949                  RECORD                          08/13/2005
BORELLA                                                      811601633                  RECORD                          03/01/2010
BORELLA                                                      811601641                  RECORD                          03/01/2010
BORELLA                                                      811617254                  RECORD                          09/17/2005
SALSICHOLITO                                                 811730301                  RECORD                          02/04/2006
SALSICHOLE                                                   811730352                  RECORD                          02/04/2006
PIRULICHA                                                    811749550                  RECORD                          07/08/2006
TASKILAS                                                     811759261                  RECORD                          03/11/2006
PRESUNTEKO                                                   811880753                  RECORD                          03/25/2006
TV LANCHE                                                    811880761                  RECORD                          03/25/2006
TAKE HOME                                                    811880788                  RECORD                          10/31/2009


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

12.01- MAIN PATENTS, TRADE MARKS AND FRANCHISE

MARK                                                          PROCESS                   STATUS                 VALIDITY DATE
DUNDUCK                                                      811880796                  RECORD                          03/25/2006
WINDSURF                                                     811904792                  RECORD                          08/26/2006
BOUCLE                                                       811904806                  RECORD                          08/26/2006
CROSS                                                        811904814                  RECORD                          08/26/2006
BANG-BANG                                                    811904857                  RECORD                          08/26/2006
POLPETTONE                                                   812036204                  RECORD                          12/02/2006
BORELLA                                                      812472381                  RECORD                          08/06/2012
ROCK DOG                                                     812641027                  RECORD                          04/19/2008
X DOG                                                        812663985                  RECORD                          06/21/2004
PERDIGAO                                                     812774922                  RECORD                          01/24/2009
CHESTER CHEETAH                                              812979478                  RECORD                          06/12/2010
CHESTER CHEETAH                                              812979486                  RECORD                          09/11/2010
SUN PERDIGAO                                                 813530938                  RECORD                          04/10/2010
SUN PERDIGAO                                                 813637716                  RECORD                          05/02/2009
GRANDOG                                                      813848334                  RECORD                          07/25/2009
DOG'UP                                                       813848342                  RECORD                          01/26/2013
BIG DOG                                                      813863171                  RECORD                          11/20/2010
CONFIANCA                                                    813914493                  RECORD                          09/05/2009
ALABAMA                                                      814003796                  RECORD                          08/29/2009
MARYLAND                                                     814003800                  RECORD                          08/29/2009
TENNESSEE                                                    814003818                  RECORD                          08/29/2009
LIGHT & ELEGANT                                              814003834                  RECORD                          10/21/2007
MADISON                                                      814003931                  RECORD                          06/06/2009
KANSAS                                                       814003958                  RECORD                          08/29/2009
MATITA                                                       814363474                  RECORD                          08/14/2010
MATITA                                                       814363482                  RECORD                          08/14/2010
MATITA                                                       814363512                  RECORD                          08/14/2010
MATITA                                                       814363555                  RECORD                          08/14/2010
FARM HAM SMOKED                                              814433405                  RECORD                          06/12/2010
NASHVILLE SMOKED                                             814433413                  RECORD                          06/12/2010
BEL AMI                                                      814502083                  RECORD                          09/04/2010
BEL AMI                                                      814502091                  RECORD                          09/04/2010
BEL AMI                                                      814502113                  RECORD                          09/04/2010
PORK PLUS                                                    814543103                  RECORD                          08/28/2010
PIG PLUS                                                     814543154                  RECORD                          09/04/2010
CHICKEN PLUS                                                 814543170                  RECORD                          09/04/2010
CHESTERBURGUER                                               814572499                  RECORD                          08/07/2010
SALSICHESTER                                                 814578942                  RECORD                          11/20/2010
SERAFINA                                                     814589588                  RECORD                          09/11/2010
SOYACOLAT                                                    814692869                  RECORD                          12/04/2010
SOYAFLAN                                                     814692877                  RECORD                          12/04/2010
TICKET MEAT                                                  814216618                  RECORD                          07/23/2011
SALAMENINGUE                                                 814821626                  RECORD                          11/26/2011
PIZZY                                                        814974856                  RECORD                          09/03/2011
PIZZY                                                        814974864                  RECORD                          09/03/2011
PIZZY                                                        814974872                  RECORD                          09/03/2011
PIZZY                                                        814974880                  RECORD                          09/03/2011
PIZZY                                                        814974910                  RECORD                          09/03/2011
PIZZY                                                        814974929                  RECORD                          09/03/2011


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

12.01- MAIN PATENTS, TRADE MARKS AND FRANCHISE

MARK                                                          PROCESS                   STATUS                 VALIDITY DATE
PIZZY                                                        814974937                  RECORD                          09/03/2011
PIZZY                                                        814974945                  RECORD                          09/03/2011
BUMBA MEU BOI                                                815002661                  RECORD                          11/26/2011
CHUKAR                                                       815002670                  RECORD                          11/26/2011
DIETCOZ                                                      815002688                  RECORD                          11/26/2011
MEISTER                                                      815002696                  RECORD                          11/23/2009
NOEGGS                                                       815002734                  RECORD                          11/26/2011
NATUNAISE                                                    815002742                  RECORD                          11/26/2011
EGLESS                                                       815002777                  RECORD                          11/26/2011
NATUREZE                                                     815009909                  RECORD                          08/05/2007
TOQUE DE SABOR                                               815082029                  RECORD                          11/28/2005
SELF SERVICE                                                 815090633                  RECORD                          03/03/2012
LA CARTE                                                     815090641                  RECORD                          03/03/2012
HOME                                                         815090650                  RECORD                          05/18/2013
TOQUE DE SABOR                                               815090668                  RECORD                          06/16/2002
SUPREME DE FRANGO                                            815090676                  RECORD                          03/03/2002
CHESTER HOUSE                                                815105118                  RECORD                          12/01/2002
JAMON JABUGO                                                 815118732                  RECORD                          03/10/2012
FLEURY-MICHON                                                815191022                  RECORD                          03/10/2012
COQUETEL                                                     815211279                  RECORD                          03/24/2012
PERDRIX GRISE                                                815216602                  RECORD                          03/24/2012
PERDRIX ROUGE                                                815216610                  RECORD                          03/24/2012
PERDREAU GRIS                                                815216629                  RECORD                          03/24/2012
PERDREAU ROUGE                                               815216637                  RECORD                          03/24/2012
MATITA                                                       815306440                  RECORD                          03/10/2012
MATITA                                                       815306504                  RECORD                          05/05/2012
PIZZY                                                        815306520                  RECORD                          05/05/2012
CERVANTES                                                    815316208                  RECORD                          06/23/2002
DOG WURST                                                    815369204                  RECORD                          06/16/2012
AVIS RARA                                                    815388934                  RECORD                          04/14/2012
CAT-VIAR                                                     815642571                  RECORD                          08/25/2012
POPERTTONE                                                   815661746                  RECORD                          09/01/2012
MINICHICKEN                                                  815724756                  RECORD                          02/09/2013
PERDIGAO                                                     815903367                  RECORD                          11/10/2012
PERDIGAO CHESTER                                             815903375                  RECORD                          11/10/2012
CHICKENBURGER                                                816231362                  RECORD                          05/18/2013
SPECIALBURGER                                                816231370                  RECORD                          05/18/2013
DOUBLEBURGER                                                 816232326                  RECORD                          05/18/2013
CONFIANCA                                                    816234620                  RECORD                          10/19/2013
CHESTER HOUSE                                                816422796                  RECORD                          08/17/2013
LIGHT DOG                                                    816484619                  RECORD                          11/30/2013
XDOG                                                         816511195                  RECORD                          06/21/2014
SPLENDIDO                                                    816519064                  RECORD                          04/12/2014
SPLENDIDO                                                    816519072                  RECORD                          10/19/2013
SPLENDIDO                                                    816519080                  RECORD                          10/19/2013
SPLENDIDO                                                    816519102                  RECORD                          10/19/2013
SPLENDIDO                                                    816519110                  RECORD                          10/19/2013
BEL AMI                                                      816588139                  RECORD                          11/09/2013
BEL AMI                                                      816588155                  RECORD                          10/13/2013


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

12.01- MAIN PATENTS, TRADE MARKS AND FRANCHISE

MARK                                                          PROCESS                   STATUS                 VALIDITY DATE
CATARINAO                                                    816645531                  RECORD                          09/06/2004
GOLDEN DINNER                                                816763461                  RECORD                          03/15/2014
BESTER                                                       816862311                  RECORD                          08/02/2004
APPLE TOAST                                                  816977186                  RECORD                          08/23/2004
HEALTHY CHOICE                                               817027629                  RECORD                          06/21/2004
HEALTHY CHOICE                                               817027637                  RECORD                          06/21/2004
HEALTHY CHOICE                                               817027645                  RECORD                          01/24/2005
HEALTHY CHOICE                                               817027700                  RECORD                          06/21/2004
SULINA                                                       817078207                  RECORD                          11/28/2005
PATITAS                                                      817314261                  RECORD                          03/21/2005
OCKTOBERCHESTER                                              817482350                  RECORD                          11/28/2005
TORTELETA                                                    817527257                  RECORD                          01/16/2006
TORTELETA                                                    817527265                  RECORD                          01/16/2006
CHEESKER                                                     817644520                  RECORD                          01/16/2006
QUANDO E PERDIGAO NINGUEM FALA NAO                           817742611                  RECORD                          04/30/2006
EMPANADOS SUPER PRATICOS PERDIGAO                            817814604                  RECORD                          07/16/2006
CHESTER FRIED                                                817929525                  RECORD                          01/26/2009
CHESTER FRIED                                                817929533                  RECORD                          09/01/2008
CHESTER FRIED                                                817934715                  RECORD                          08/11/2008
HOT DOG PERDIGAO                                             818168897                  RECORD                          03/18/2007
STILTS                                                       818177365                  RECORD                          02/25/2007
HANS                                                         818188014                  RECORD                          08/04/2008
PRESUNTO COZIDO PERDIGAO SUPREME                             818475579                  RECORD                          05/05/2008
PERDIGAO MORTADELLE                                          818497335                  RECORD                          05/05/2008
GOLDEN FRY                                                   818566965                  RECORD                          01/27/2008
GOLDEN FRY                                                   818566973                  RECORD                          01/27/2008
LIGHT DOG PERDIGAO                                           818692308                  RECORD                          05/05/2008
AMERICAN 1 HOT DOG                                           818692316                  RECORD                          05/26/2008
FRANGO EXPRESSO PERDIGAO                                     818869631                  RECORD                          03/13/2011
PERDIGAO                                                     818876573                  RECORD                          06/23/2008
SUPREME                                                      819030414                  RECORD                          10/24/2010
SUPREME                                                      819030422                  RECORD                          10/24/2010
CERVELAT                                                     819032670                  RECORD                          09/15/2008
PERDIGAO ESCOLHA SAUDAVEL                                    819183776                  RECORD                          09/25/2011
BIG CHICKEN PERDIGAO                                         819192392                  RECORD                          12/15/2008
PERDIGAO                                                     819192406                  RECORD                          12/15/2008
PERDIGAO SUPER PRATICOS                                      819192414                  RECORD                          12/15/2008
RECHEADOS SUPER PRATICOS BROCOLIS PERDIGAO                   819192422                  RECORD                          12/15/2008
PERDIGAO SUPER PRATICOS                                      819192457                  RECORD                          12/15/2008
BOLOGNELLA                                                   819263133                  RECORD                          12/14/2009
ALL GRATIN                                                   819619752                  RECORD                          12/07/2009
BOLONITA                                                     819725293                  RECORD                          08/10/2009
CONFIANCA CARD D'AVO                                         819779423                  RECORD                          07/27/2009
CONFIANCA D'AVO                                              819779431                  RECORD                          07/27/2009
TOQUE DE FRESCOR                                             820374520                  RECORD                          03/13/2011
ALABAMA GRILL                                                820419087                  RECORD                          10/24/2020
LANCHESTER                                                   820510416                  RECORD                          10/31/2010


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

12.01- MAIN PATENTS, TRADE MARKS AND FRANCHISE

MARK                                                          PROCESS                   STATUS                 VALIDITY DATE
STICKS DE FRANGO PERDIGAO                                    820970948                  RECORD                          12/04/2011
STICKS DE QUEIJO PERDIGAO                                    820970964                  RECORD                          12/04/2011
CHESTER                                                      800223322                  RECORD                          08/13/2005
CHESTER                                                      811582876                  RECORD                          01/22/2011
CHESTER                                                      811582949                  RECORD                          08/13/2005
CHESTER GEORGIA                                              811284018                  RECORD                          03/12/2005
CHESTER HOUSE                                                815105118                  RECORD                          12/01/2012
CHESTER MONTANA                                              811284042                  RECORD                          04/02/2005
CHESTERBURGUER                                               814572499                  RECORD                          08/07/2010
CHESTERKIBE                                                  815010117                  RECORD                          05/19/2012
GOLDEN CHESTER                                               811284034                  RECORD                          03/05/2005
OKTOBERCHESTER                                               817482350                  RECORD                          11/28/2005
PERDIGAO CHESTER                                             815903375                  RECORD                          11/10/2012
PERDIGAO ESCOLHA SAUDAVEL                                    200014170                  RECORD                          09/25/2011
PERDIGAO ESCOLHA SAUDAVEL                                    819183776                  RECORD                          09/25/2011
FOLHADOS LINHA SUPER PRATICOS PERDIGAO                       821359339                  RECORD                          03/25/2013
GRATINADOS LINHA SUPER PRATICOS PERDIGAO                     821359320                  RECORD                          03/25/2013
TOQUE NATURAL                                                821359304                  RECORD                          03/25/2013
PERDIX (CHINA)                                                3022020                   RECORD                          01/06/2013
FAZENDA (ARMENIA)                                            20020160                   RECORD                          02/20/2012
FRESKI (FRANCE)                                              023180399                  RECORD                          08/20/2012
PERDIX (IRAN)                                                 100903                    RECORD                          08/20/2012
BORELLA (JORDAN)                                               62507                    RECORD                          04/29/2011
CHESTER (KUWAIT)                                               33381                    RECORD                          07/26/2007
PERDIX (MACAU)                                                 N9307                    RECORD                          06/11/2009
PERDIGAO (OMAN)                                                5688                     RECORD                          07/03/2011
PERDIX (PARAGUAY)                                             249305                    RECORD                          09/02/2012
FRESKI (SINGAPORE)                                          T00/17400C                  RECORD                          10/04/2010
TWIN BIRDS (SINGAPORE)                                      T00/17401A                  RECORD                          10/04/2010
POLLOLINDO (URUGUAY)                                          318722                    RECORD                          09/27/2012
PERDIGAO (URUGUAY)                                            343215                    RECORD                          09/10/2012
SALSICHESTER                                                 814578942                  RECORD                          11/20/2010
ALLY (CHILE)                                                  660.690                   RECORD                          07/31/2011
FRESKI (URUGUAY)                                              327390                    RECORD                          05/03/2011
TWIN BIRDS (UNITED KINGDOM)                                   2247458                   RECORD                          10/04/2010
TWIN BIRDS (URUGUAY)                                          327391                    RECORD                          05/03/2011
TWIN BIRDS (JAPAN)                                            4496772                   RECORD                          08/03/2011
TWIN BIRDS (CHILE)                                            660,683                   RECORD                          07/21/2011
TWIN BIRDS (UNITED KINGDOM)                                   2247457                   RECORD                          10/04/2010
TWIN BIRDS (ARGENTINA)                                        1871815                   RECORD                          05/20/2012
TWIN BIRDS (URUGUAY)                                          327389                    RECORD                          05/03/2011
TWIN BIRDS (JAPAN)                                            4496773                   RECORD                          08/03/2011
TWIN BIRDS (CHILE)                                            660,682                   RECORD                          07/31/2011
CHESTER (SAUDI ARABIA)                                        244/46                    RECORD                          12/01/2010
PERDIGAO (SAUDI ARABIA)                                       240/41                    RECORD                          04/28/2010
SAMARA (SAUDI ARABIA)                                         314/59                    RECORD                          10/01/2012
UNEF (SAUDI ARABIA)                                           113/36                    RECORD                          03/08/2012


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

12.01- MAIN PATENTS, TRADE MARKS AND FRANCHISE

MARK                                                          PROCESS                   STATUS                 VALIDITY DATE
PERDIGAO (ARGENTINA)                                         1,657,787                  RECORD                          02/05/2008
PERDIGAO (BENELUX)                                            371566                    RECORD                          11/19/2010
PERDIGAO (BOLIVIA)                                            43650-A                   RECORD                          03/26/2012
PERDIGAO (EGYPT)                                               79331                    RECORD                          03/07/2011
FIG (PERDIZES) (SPAIN)                                        964,789                   RECORD                          03/05/2012
PERDIGAO S/A COMERCIO E INDUSTRIA (SPAIN)                    1,057,598                  RECORD                          10/05/2004
PERDIGAO (FINLAND)                                             90517                    RECORD                          11/05/2004
UNEF (IRAN)                                                    71374                    RECORD                          06/08/2013
PERDIGAO (IRAQ)                                                32108                    RECORD                          09/18/2006
PERDIGAO (ITALY)                                              698684                    RECORD                          09/17/2004
PERDIGAO (JAPAN)                                              2543898                   RECORD                          06/30/2013
PERDIGAO (LEBANON)                                             68276                    RECORD                          02/13/2011
UNEF (LEBANON)                                                73,974                    RECORD                          02/19/2013
PERDIGAO (PORTUGAL)                                           210,437                   RECORD                          07/19/2008
PERDIGAO CHESTER (PORTUGAL)                                   260010                    RECORD                          12/20/2004
PERDIGAO CHESTER (PORTUGAL)                                   260011                    RECORD                          12/12/2004
BORELLA (UNITED ARAB EMIRATES)                                 19206                    RECORD                          07/09/2006
PERDIGAO (UNITED ARAB EMIRATES)                                19203                    RECORD                          12/04/2005
UNEF (UNITED ARAB EMIRATES)                                    19207                    RECORD                          07/09/2006
BORELLA (CHINA)                                               1333941                   RECORD                          11/13/2009
PERDIGAO (CHINA)                                              1333860                   RECORD                          11/13/2009
SULINA (SINGAPORE)                                          T97/11522H                  RECORD                          09/19/2007
PERDIGAO (GREECE)                                             136954                    RECORD                          05/19/2008
PERDIGAO (HONG KONG)                                          1880/87                   RECORD                          06/15/2005
PERDIGAO (HONG KONG)                                          0427/85                   RECORD                          06/15/2005
PERDIGAO (YEMEN)                                               8628                     RECORD                          01/15/2007
PERDIGAO (MACAU)                                             N/003730                   RECORD                          07/16/2005
BORELLA (UNITED KINGDOM)                                      2173368                   RECORD                          07/29/2008
PERDIGAO (UNITED KINGDOM)                                     2173369                   RECORD                          07/29/2008
PERDIGAO (CZECH REPUBLIC)                                     220,355                   RECORD                          05/25/2008
PERDIGAO (RUSSIA)                                             180023                    RECORD                          05/21/2008
CHESTER (GERMANY)                                            2,031,373                  RECORD                          01/25/2011
PERDIGAO (GERMANY)                                           1,033,790                  RECORD                          01/28/2011
BORELLA (SAUDI ARABIA)                                        571/38                    RECORD                          08/25/2008
PERDIGAO (CANADA)                                             308,127                   RECORD                          11/08/2015
PERDIGAO (CHILE)                                              380,783                   RECORD                          09/05/2011
UNEF (SINGAPORE)                                              5296/84                   RECORD                          10/11/2011
PERDIGAO (DENMARK)                                            3723/81                   RECORD                          11/27/2001
PERDIGAO (FRANCE)                                            013100548                  RECORD                          06/16/2011
PERDIGAO (FRANCE)                                            1,638,200                  RECORD                          01/11/2011
BORELLA (IRAN)                                                 95822                    RECORD                          07/25/2011
PERDIGAO (KUWAIT)                                              22847                    RECORD                          08/12/2011
UNEF (KUWAIT)                                                  13285                    RECORD                          04/18/2012
PERDIGAO (LITHUANIA)                                           37737                    RECORD                          05/21/2008
PERDIGAO (PARAGUAY)                                           150646                    RECORD                          09/04/2011
POLLOLINDO (PARAGUAY)                                         234464                    RECORD                          04/26/2011
PERDIGAO (SWEDEN)                                             176,751                   RECORD                          05/22/2011


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

13.01 - RELEVANT PROPERTIES

------------------------------------------------------------------------------------------------------------------------------------
1- Item   2- Type of Property                                   3- Address
------------------------------------------------------------------------------------------------------------------------------------
4. City      5- state    6.Total        7. Built      8- age    9-          10- Mortgage  11- Rented      12- Agreement   13- End of
                         area            Area        (years)   Insurance                  from            Date-           Rent
                      (thousand m(2)) (thousand m(2))                                     third party
------------------------------------------------------------------------------------------------------------------------------------
14- Remarks
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

   01   Cold Storage Poultry/Pork                                RUA 15 DE NOVEMBRO, S/N.
------------------------------------------------------------------------------------------------------------------------------------
VIDEIRA          SC         222.400      65.800        23        YES       YES        NO
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
   02     Cold Storage Pork                                      AV. PRES. CASTELO BRANCO, 141
------------------------------------------------------------------------------------------------------------------------------------
HERVAL D'OOESTE  SC         29.200       25.500        28        YES       YES        NO
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
   03     Cold Storage  Processing                               RUA SAUL BRANDALISE, 118
------------------------------------------------------------------------------------------------------------------------------------
SALTO VELOSO     SC         42.700       11.400        23        YES       YES        NO
------------------------------------------------------------------------------------------------------------------------------------

   04    Cold Storage - Processing                               RUA ERNESTO HACHAMANN, 585
------------------------------------------------------------------------------------------------------------------------------------
CAPINZAL         SC         30.600       8.000         28        YES       YES        NO
------------------------------------------------------------------------------------------------------------------------------------

  05    Cold Storage Poultry                                     EST. CAPINZAL/CAMPOS NOVOS, KM 6
------------------------------------------------------------------------------------------------------------------------------------
CAPINZAL         SC         629.200      25.800        18        YES       YES        NO
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
  06    Cold Storage Pork                                        AV.  PRES. VARGAS, 1040
------------------------------------------------------------------------------------------------------------------------------------
MARAU            RS         186.000      16.000        28        YES       YES        NO
------------------------------------------------------------------------------------------------------------------------------------


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------

1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

13.01 - RELEVANT PROPERTIES

------------------------------------------------------------------------------------------------------------------------------------
1- Item   2- Type of Property                                   3- Address
------------------------------------------------------------------------------------------------------------------------------------
4. City      5- state    6.Total        7. Built      8- age    9-          10- Mortgage  11- Rented      12- Agreement   13- End of
                         area            Area        (years)   Insurance                  from            Date-           Rent
                      (thousand m(2)) (thousand m(2))                                     third party
------------------------------------------------------------------------------------------------------------------------------------
14- Remarks
------------------------------------------------------------------------------------------------------------------------------------

  07    Cold Storage Poultry                         RODOVIA RS-324, KM 76
------------------------------------------------------------------------------------------------------------------------------------
MARAU            RS         97.800       15.900        18        YES       YES        NO
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
  08    Cold Storage Poultry/Pork                    AV. ARTHUR OSCAR, 1706
------------------------------------------------------------------------------------------------------------------------------------
SERAFINA CORREA  RS         372.600      25.400        28        YES       YES        NO
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
   9    SALES BRANCH                                 AV GETULIO VARGAS, 5705
------------------------------------------------------------------------------------------------------------------------------------
PORTO ALEGRE     RS         11.600       2.400         7         YES       NO         NO
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
  10    Processing                                   RODOVIA BR 116, KM 255
------------------------------------------------------------------------------------------------------------------------------------
LAGES            SC         529.800      8.600         23        YES       YES        NO
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
  11    POULTRY FARM APARECIDA                       LINHA APARECIDA
------------------------------------------------------------------------------------------------------------------------------------
VIDEIRA          SC         121.000      3.900         18        YES       YES        NO
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
  12    SALES BRANCH                                 VARIOUS
------------------------------------------------------------------------------------------------------------------------------------
CAMPINAS         SP         37.820       5.700         1         YES       NO         NO
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
  13    POULTRY FARM RIO DAS PEDRAS                  ESTR. MUNICIPAL R. DAS PEDRAS
------------------------------------------------------------------------------------------------------------------------------------
VIDEIRA          SC         2,880.700    72.300      20          YES       YES        NO
------------------------------------------------------------------------------------------------------------------------------------


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------

1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

13.01 - RELEVANT PROPERTIES
------------------------------------------------------------------------------------------------------------------------------------
1- Item   2- Type of Property                                   3- Address
------------------------------------------------------------------------------------------------------------------------------------
4. City      5- state    6.Total        7. Built      8- age    9-          10- Mortgage  11- Rented      12- Agreement   13- End of
                         area            Area        (years)   Insurance                  from            Date-           Rent
                      (thousand m(2)) (thousand m(2))                                     third party
------------------------------------------------------------------------------------------------------------------------------------
 14   POULTRY FARM SANTA GEMA                         ESTR. MUNICIPAL STA. GEMA
-----------------------------------------------------------------------------------------------------------------------------------
VIDEIRA      SC           1,810.000          38.000     23    YES       NO          NO
-----------------------------------------------------------------------------------------------------------------------------------
 15    POULTRY FARM LIBERATA                          ROD. FRAIBURGO/M. CARLO, KM 10
-----------------------------------------------------------------------------------------------------------------------------------
FRAIBURGO    SC          1,634.400           41.700     20    YES      YES          NO
----------------------------------------------------------------------------------------------------------------------------------
 16   POULTRY FARM IRAKITAN                           VILA PASSO DA FELICIDADE
-----------------------------------------------------------------------------------------------------------------------------------
TANGARA     SC           4,530.200           28.800     18    YES      YES          NO
-----------------------------------------------------------------------------------------------------------------------------------
 17   POULTRY FARM MONTE CARLO                       ROD. FRAIBURGO/M. CARLO, KM 15
-----------------------------------------------------------------------------------------------------------------------------------
MONTE CARLO  SC            880.500            3.000     16    YES      YES          NO
-----------------------------------------------------------------------------------------------------------------------------------
 18   HOG FARM SAO ROQUE                             VILA SAO ROQUE, S/N.
-----------------------------------------------------------------------------------------------------------------------------------
VIDEIRA      SC          2,069.700           48.500     19    YES      YES          NO
-----------------------------------------------------------------------------------------------------------------------------------
 19   GRAIN SILO AND PURCHASING                      ROD. SC 473, KM 10
-----------------------------------------------------------------------------------------------------------------------------------
CAMPO ERE    SC             34.400            3.700     10    YES       NO          NO
-----------------------------------------------------------------------------------------------------------------------------------
 20   POULTRY/HOG FARM HERVAL                       ESTR. LUZERNA, KM 15
-----------------------------------------------------------------------------------------------------------------------------------
HERVAL D'OESTE  SC         496.900           23.400     18    YES       NO          NO
-----------------------------------------------------------------------------------------------------------------------------------


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

13.01 - RELEVANT PROPERTIES
------------------------------------------------------------------------------------------------------------------------------------
1- Item   2- Type of Property                                   3- Address
------------------------------------------------------------------------------------------------------------------------------------
4. City      5- state    6.Total        7. Built      8- age    9-          10- Mortgage  11- Rented      12- Agreement   13- End of
                         area            Area        (years)   Insurance                  from            Date-           Rent
                      (thousand m(2)) (thousand m(2))                                     third party
------------------------------------------------------------------------------------------------------------------------------------
14- Remarks

-----------------------------------------------------------------------------------------------------------------------------------
 21   POULTRY FARM ALTO ALEGRE                       ESTR. MUNICIPAL, KM 19
-----------------------------------------------------------------------------------------------------------------------------------
CAPINZAL     SC           537.800              29.000     20    YES       NO          NO
-----------------------------------------------------------------------------------------------------------------------------------
 22   POULTRY/HOG FARM AUREA                         ESTR. CAPINZAL/PIRATUBA, KM 7
-----------------------------------------------------------------------------------------------------------------------------------
CAPINZAL     SC         1,549.900              71.900     18    YES       NO          NO
-----------------------------------------------------------------------------------------------------------------------------------
 23   POULTRY FARM PRATA                             ESTR. CAPINZAL/PIRATUBA, S/N.
-----------------------------------------------------------------------------------------------------------------------------------
CAPINZAL     SC           386.000              14.300     20    YES       NO          NO
-----------------------------------------------------------------------------------------------------------------------------------
 24   POULTRY FARM COLONINHA                         ESTR. GERAL MORRO GRANDE
-----------------------------------------------------------------------------------------------------------------------------------
JAGUARUNA    SC         1,455.700              38.600     23    YES       NO          NO
-----------------------------------------------------------------------------------------------------------------------------------
 25   POULTRY FARM OLHO D'180>AGUA                   ESTR. GERAL, S/N.
-----------------------------------------------------------------------------------------------------------------------------------
JAGUARUNA    SC           699.400              57.000     23    YES      NO          NO
-----------------------------------------------------------------------------------------------------------------------------------
 26   GRANDPARENTS FARM RIO CLARO                    ROD SP 225, KM 115
-----------------------------------------------------------------------------------------------------------------------------------
RIO CLARO    SP         1,059.800              10,438      4    YES      YES         NO
-----------------------------------------------------------------------------------------------------------------------------------
 27   POULTRY FARM GAURAMA                           LINHA SAO PEDRO
-----------------------------------------------------------------------------------------------------------------------------------
GAURAMA      RS           894.200              28.600     15    YES      NO          NO
-----------------------------------------------------------------------------------------------------------------------------------


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

13.01 - RELEVANT PROPERTIES
------------------------------------------------------------------------------------------------------------------------------------
1- Item   2- Type of Property                                   3- Address
------------------------------------------------------------------------------------------------------------------------------------
4. City      5- state    6.Total        7. Built      8- age    9-          10- Mortgage  11- Rented      12- Agreement   13- End of
                         area            Area        (years)   Insurance                  from            Date-           Rent
                      (thousand m(2)) (thousand m(2))                                     third party
------------------------------------------------------------------------------------------------------------------------------------
 28   POULTRY FARM BORELLA                           ROD RS 324, KM 83,3
-----------------------------------------------------------------------------------------------------------------------------------
MARAU        RS         1,892.800              33.500     21    YES      NO          NO
-----------------------------------------------------------------------------------------------------------------------------------
 29   FARM SAO TOMAZ                                 ROD BR 060, KM 436
-----------------------------------------------------------------------------------------------------------------------------------
RIO VERDE    GO         5,000.000              92.900      4    YES      NO          NO
-----------------------------------------------------------------------------------------------------------------------------------
 30   POULTRY FARM CARRERO                           LINHA GAL. NETO, S/N.
-----------------------------------------------------------------------------------------------------------------------------------
SERAFINA CORREA  RS       774.500              24.900     15    YES       NO          NO
-----------------------------------------------------------------------------------------------------------------------------------
 31   HOG FARM IDEAL                                 VILA MIGLIAVACA
-----------------------------------------------------------------------------------------------------------------------------------
CASCA        RS           345.200              10.100     16    YES       NO          NO
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
 32   PIRAI DO SUL FARM                              LOCALIDADE DE RESSACA, S/N
-----------------------------------------------------------------------------------------------------------------------------------
PIRAI DO SUL  PR          374.600               8.500      2    YES       NO          NO
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
 33   SANTO ANDRE TURKEY FARM                        ESTRADA CARAMBEI - TIBAGI S/N KM30
-----------------------------------------------------------------------------------------------------------------------------------
CARAMBEI     PR         5,715.000              13.953      2    YES       NO          NO
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
 34   POULTRY FARM ARCEBURGO                         ROD. MG-449, KM 7.88
-----------------------------------------------------------------------------------------------------------------------------------

ARCEBURGO    MG         1,645.800              14.400     13    YES       NO         YES                06/26/1991        06/25/2041
-----------------------------------------------------------------------------------------------------------------------------------


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

13.01 - RELEVANT PROPERTIES
------------------------------------------------------------------------------------------------------------------------------------
1- Item   2- Type of Property                                   3- Address
------------------------------------------------------------------------------------------------------------------------------------
4. City      5- state    6.Total        7. Built      8- age    9-          10- Mortgage  11- Rented      12- Agreement   13- End of
                         area            Area        (years)   Insurance                  from            Date-           Rent
                      (thousand m(2)) (thousand m(2))                                     third party
------------------------------------------------------------------------------------------------------------------------------------
14- Remarks

-----------------------------------------------------------------------------------------------------------------------------------
 35   POULTRY FARM STO. A. DA PALMA                  LINHA GRANDE
-----------------------------------------------------------------------------------------------------------------------------------
STO. A. DA PALMA   RS     987.500              40.500      8    YES       NO          NO
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
 36   POULTRY FARM VILA MARIA                        LINHA ANITA GARIBALDI
-----------------------------------------------------------------------------------------------------------------------------------
VILA MARIA   RS         1,137.700              40.500      8    YES      YES          NO
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
 37   FARM/HATCHERY - CHESTER                        ESTR. MUNICIPAL DUAS PONTES, s/n
-----------------------------------------------------------------------------------------------------------------------------------

CAPINZAL     SC           788.900               8.900      8    YES      YES          NO
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
 38   HATCHERY R. DAS PEDRAS                         ROD. SC-453, KM50
-----------------------------------------------------------------------------------------------------------------------------------
VIDEIRA      SC            23.500               4.600     23    YES      YES          NO
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
 39   HATCHERY CAPINZAL                              ESTR. CAPINZAL/SETE, S/N.
-----------------------------------------------------------------------------------------------------------------------------------

CAPINZAL     SC           326.800               2.300     23    YES      YES          NO
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
 40   HATCHERY ORLEANS                               ESTR. GERAL RIO BELO
-----------------------------------------------------------------------------------------------------------------------------------

ORLEANS      SC            70.100               3.300     23    YES       NO          NO
-----------------------------------------------------------------------------------------------------------------------------------


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
 41   HATCHERY MARAU                                 RODOVIA RS-324, KM 81.7
-----------------------------------------------------------------------------------------------------------------------------------
MARAU        RS           124.600               8.800     18    YES       NO          NO
-----------------------------------------------------------------------------------------------------------------------------------


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

13.01 - RELEVANT PROPERTIES
------------------------------------------------------------------------------------------------------------------------------------
1- Item   2- Type of Property                                   3- Address
------------------------------------------------------------------------------------------------------------------------------------
4. City      5- state    6.Total        7. Built      8- age    9-          10- Mortgage  11- Rented      12- Agreement   13- End of
                         area            Area        (years)   Insurance                  from            Date-           Rent
                      (thousand m(2)) (thousand m(2))                                     third party
------------------------------------------------------------------------------------------------------------------------------------
14- Remarks

-----------------------------------------------------------------------------------------------------------------------------------
 42   REFORESTING SAVOIA                             LINHA SAVOIA
-----------------------------------------------------------------------------------------------------------------------------------
CAPINZAL     SC           802.500               0.000     18    NO        NO          NO
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
 43   REFORESTING DO SALTO DO LEAO                   HERVAL VELHO ROAD, SALTO DO LEAO, KM 10
-----------------------------------------------------------------------------------------------------------------------------------
CAMPOS NOVOS  SC        5,292.600               0.700     18    NO        NO          NO
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
 44   REFORESTING BAIA I                             ROD. MUNICIPAL FRAIBURGO -  FARM MORAES
-----------------------------------------------------------------------------------------------------------------------------------
FRAIBURGO    SC         2,609.300               0.000     18    NO       YES          NO
-----------------------------------------------------------------------------------------------------------------------------------

 45   REFORESTING BAIA II                            ESTR. R. ANTAS/P. LISA KM 14
-----------------------------------------------------------------------------------------------------------------------------------
RIO DAS ANTAS   SC      5,943.000               0.300     18    NO       YES          NO
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
 46   REFORESTING CALMON                             ESTR. CACADOR/P. UNIAO, KM 22
-----------------------------------------------------------------------------------------------------------------------------------
MATOS COSTA  SC        13,705.400               0.800     18    NO       YES          NO
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
 47   REFORESTING MONTE CARLO                        ROD. M. CARLO/FRAIBURGO, KM 15
-----------------------------------------------------------------------------------------------------------------------------------
MONTE CARLO  SC           669.900               0.100     23    NO        NO          NO
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
 48   REFORESTING LARANJEIRAS                        ESTR. MARAU/CAMPO DO MEIO, KM 16
-----------------------------------------------------------------------------------------------------------------------------------
MARAU        RS           800.400               0.000     18    NO        NO          NO
-----------------------------------------------------------------------------------------------------------------------------------


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

13.01 - RELEVANT PROPERTIES
------------------------------------------------------------------------------------------------------------------------------------
1- Item   2- Type of Property                                   3- Address
------------------------------------------------------------------------------------------------------------------------------------
4. City      5- state    6.Total        7. Built      8- age    9-          10- Mortgage  11- Rented      12- Agreement   13- End of
                         area            Area        (years)   Insurance                  from            Date-           Rent
                      (thousand m(2)) (thousand m(2))                                     third party
------------------------------------------------------------------------------------------------------------------------------------
14- Remarks

-----------------------------------------------------------------------------------------------------------------------------------
 49   REFORESTING SAO J. RIZZI                       SAO JOSE DOS RIZZI
-----------------------------------------------------------------------------------------------------------------------------------
MARAU        RS         1,088.200               0.000     18    NO        NO          NO
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
 50   REFORESTING TAQUARA VERDE                      ROD. MACIEIRA, 477
-----------------------------------------------------------------------------------------------------------------------------------
MACIEIRA     SC         6,720.000               0.500     18    NO       YES          NO
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
 51   REFORESTING SEC                                LINHA MOREIRA CEZAR
-----------------------------------------------------------------------------------------------------------------------------------
SERAFINA CORREA    RS     605.000               0.270     18    NO        NO          NO
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
 52   REFORESTING P. FELICIDADE                      VILA PASSO DA FELICIDADE
-----------------------------------------------------------------------------------------------------------------------------------

VIDEIRA      SC         1,762.200               0.000     18    NO       YES          NO
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
 53   ANIMAL FEED MILL                               RUA VENCESLAU BRAS, 2545
----------------------------------------------------------------------------------------------------------------------------------
CATANDUVAS   SC            37.800               6.300     20    YES       NO          NO
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
 54   GRAIN PURCHASE                                 RODOVIA RS-331, KM 15
-----------------------------------------------------------------------------------------------------------------------------------
GAURAMA      RS            36.850               3.800     18    YES      YES          NO
-----------------------------------------------------------------------------------------------------------------------------------


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

13.01 - RELEVANT PROPERTIES
------------------------------------------------------------------------------------------------------------------------------------
1- Item   2- Type of Property                                   3- Address
------------------------------------------------------------------------------------------------------------------------------------
4. City      5- state    6.Total        7. Built      8- age    9-          10- Mortgage  11- Rented      12- Agreement   13- End of
                         area            Area        (years)   Insurance                  from            Date-           Rent
                      (thousand m(2)) (thousand m(2))                                     third party
------------------------------------------------------------------------------------------------------------------------------------

14- Remarks

-----------------------------------------------------------------------------------------------------------------------------------
 55   ANIMAL FEED MILL                               RODOVIA BR 101, KM 370
-----------------------------------------------------------------------------------------------------------------------------------
ICARA        SC             8.600               3.400     20    YES       NO          NO
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
 56   ANIMAL FEED MILL                               RODOVIA PR 180, KM 02
-----------------------------------------------------------------------------------------------------------------------------------
FRANCISCO BELTRAO  PR      22.500               2.600     16    YES      YES          NO
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
 57   CEREAL WAREHOUSING  SILO                       RODOVIA RS 324, KM 81.7
-----------------------------------------------------------------------------------------------------------------------------------

MARAU        RS           109.000               4.000     16    YES       NO          NO
----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
 58   GRAIN PURCHASING AND SILO                      RUA FREDERICO UNSTANDT, 221
-----------------------------------------------------------------------------------------------------------------------------------

XANXERE      SC            18.000                    4.000     16    YES       NO          NO
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
 59   GRAIN PURCHASING AND SILO                      ROD. BR 158, KM 338
-----------------------------------------------------------------------------------------------------------------------------------

PATO BRANCO  PR            12.200                    2.900     18    YES      YES          NO
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
 60   GRAIN PURCHASING AND SILO                      ROD.  PR 469 - KM 5
-----------------------------------------------------------------------------------------------------------------------------------

PATO BRANCO  PR           188.800                    2.800     20    YES       NO          NO
-----------------------------------------------------------------------------------------------------------------------------------


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

13.01 - RELEVANT PROPERTIES
------------------------------------------------------------------------------------------------------------------------------------
1- Item   2- Type of Property                                   3- Address
------------------------------------------------------------------------------------------------------------------------------------
4. City      5- state    6.Total        7. Built      8- age    9-          10- Mortgage  11- Rented      12- Agreement   13- End of
                         area            Area        (years)   Insurance                  from            Date-           Rent
                      (thousand m(2)) (thousand m(2))                                     third party
------------------------------------------------------------------------------------------------------------------------------------

14- Remarks

-----------------------------------------------------------------------------------------------------------------------------------
 61   GRAIN PURCHASING AND SILO                                       ROD. SC. 422, KM 2.5
-----------------------------------------------------------------------------------------------------------------------------------
TAIO         SC            28.000               0.800     14    YES       NO          NO
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
 62   GRAIN PURCHASING AND SILO                      ROD. RS. 129, KM 14
-----------------------------------------------------------------------------------------------------------------------------------

SERAFINA CORREA    RS      15.000               1.800      5    YES       NO          NO
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
 63   SALES BRANCH                                   AV. NACOES UNIDAS, 51/115
-----------------------------------------------------------------------------------------------------------------------------------

BAURU        SP            12.900               3.200     20    YES       NO          NO
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
 64   SALES BRANCH                                   SAA NORTE QUADRA 04, 565
-------------------------------------------------------------------------------------------------------------------------------

BRASILIA     DF             6.000               2.900     20    YES       NO          NO
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
 65   SALES BRANCH                                   AV. VENCESLAU BRAZ, 255
-----------------------------------------------------------------------------------------------------------------------------------

CURITIBA     PR             6.900               3.600     20    YES      YES          NO
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
 66   SALES BRANCH                                   ROD. BR-101, KM 265
-----------------------------------------------------------------------------------------------------------------------------------
VITORIA      ES            22.200               4.600     14    YES       NO          NO
-----------------------------------------------------------------------------------------------------------------------------------



FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

13.01 - RELEVANT PROPERTIES
------------------------------------------------------------------------------------------------------------------------------------
1- Item   2- Type of Property                                   3- Address
------------------------------------------------------------------------------------------------------------------------------------
4. City      5- state    6.Total        7. Built      8- age    9-          10- Mortgage  11- Rented      12- Agreement   13- End of
                         area            Area        (years)   Insurance                  from            Date-           Rent
                      (thousand m(2)) (thousand m(2))                                     third party
------------------------------------------------------------------------------------------------------------------------------------
14- Remarks

-----------------------------------------------------------------------------------------------------------------------------------
 67   SALES BRANCH                                   AV. ACRISIO MOTA, 350
-----------------------------------------------------------------------------------------------------------------------------------
RIO DE JANEIRO     RJ      18.500               5.500     22    YES       NO          NO
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
 68   CATANDUVAS TURKEY HATCHERY                     ESTRADA CARAMBEI CATANDUVAS S/N KM4
-----------------------------------------------------------------------------------------------------------------------------------
CARAMBEI     PR            48.000               1.221      2    YES       NO          NO
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
 69   SALES BRANCH                                   ESTR. GER.- FORQUILHAS, 4138
-----------------------------------------------------------------------------------------------------------------------------------

SAO JOSE     SC           112.900               4.500     23    YES       NO          NO
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
 70   SALES BRANCH                                   RUA 2, N(0)500
-----------------------------------------------------------------------------------------------------------------------------------

CONTAGEM     MG            11.600               2.200      8    YES      YES          NO
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
 71   ADMINISTRATION                                 AV. ESCOLA POLITECNICA, 760
-----------------------------------------------------------------------------------------------------------------------------------
SAO PAULO    SP            21.400              12.814     14    YES       NO          NO
-----------------------------------------------------------------------------------------------------------------------------------
 72   ANIMAL FEED MILL                               AV JULIO BORELLA, 2236
-----------------------------------------------------------------------------------------------------------------------------------
MARAU        RS            90.500               3.800      5    YES      YES          NO
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
 73   ADMINISTRATION                                 RUA DUQUE DE CAXIAS, 3
-----------------------------------------------------------------------------------------------------------------------------------
MARAU        RS             2.500               1.500     16    YES       NO          NO
-----------------------------------------------------------------------------------------------------------------------------------



FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

13.01 - RELEVANT PROPERTIES
------------------------------------------------------------------------------------------------------------------------------------
1- Item   2- Type of Property                                   3- Address
------------------------------------------------------------------------------------------------------------------------------------
4. City      5- state    6.Total        7. Built      8- age    9-          10- Mortgage  11- Rented      12- Agreement   13- End of
                         area            Area        (years)   Insurance                  from            Date-           Rent
                      (thousand m(2)) (thousand m(2))                                     third party
------------------------------------------------------------------------------------------------------------------------------------
14- Remarks

-----------------------------------------------------------------------------------------------------------------------------------
 74   ADMINISTRATION                                 RUA SAUL BRANDALISE, 39
-----------------------------------------------------------------------------------------------------------------------------------

VIDEIRA      SC             2.000               5.100     28    YES       NO          NO
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
 75   ADMINISTRATION                                 RUA OTAVIO ROCHA, 859
-----------------------------------------------------------------------------------------------------------------------------------
SERAFINA CORREA    RS       1.300               1.600     23    YES       NO          NO
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
 76   REFORESTING AND FARM CISP                      ESTR. MUNICIPAL CATANDUVAS/ P. LISA, KM 4
-----------------------------------------------------------------------------------------------------------------------------------
CATANDUVAS   SC         9,309.200              83.400      7    YES      YES          NO
-----------------------------------------------------------------------------------------------------------------------------------
 77   OIL EXTRACTION                                 RODOVIA SC - 453, KM 50
-----------------------------------------------------------------------------------------------------------------------------------
VIDEIRA      SC           111.100              36.900     23    YES      YES          NO
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
 78   OIL EXTRACTION                                 AV. JULIO BORELLA, 2236
-----------------------------------------------------------------------------------------------------------------------------------
MARAU        RS            74.600              17.000     23    YES      YES          NO
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
 79   CEREAL WAREHOUSING AND SILO                    AVENIDA B S/N.
-----------------------------------------------------------------------------------------------------------------------------------
VIDEIRA      SC            17.700               2.100     20    YES      YES          NO
-----------------------------------------------------------------------------------------------------------------------------------


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

13.01 - RELEVANT PROPERTIES
------------------------------------------------------------------------------------------------------------------------------------
1- Item   2- Type of Property                                   3- Address
------------------------------------------------------------------------------------------------------------------------------------
4. City      5- state    6.Total        7. Built      8- age    9-          10- Mortgage  11- Rented      12- Agreement   13- End of
                         area            Area        (years)   Insurance                  from            Date-           Rent
                      (thousand m(2)) (thousand m(2))                                     third party
------------------------------------------------------------------------------------------------------------------------------------
14- Remarks

-----------------------------------------------------------------------------------------------------------------------------------
 80   CEREAL PURCHASING                              RUA DISTRITO FEDERAL, 3535
-----------------------------------------------------------------------------------------------------------------------------------
GUARAPUAVA   PR            24.800               1.600     18    YES      YES          NO
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
 81   SALES BRANCH                                   AV. NOSSA SENHORA DE FATIMA, 1262
-----------------------------------------------------------------------------------------------------------------------------------
CUBATAO      SP            14.533               3.445      5    YES       NO          NO
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
 82   SALES BRANCH                                   BR 324, KM 7.5
-----------------------------------------------------------------------------------------------------------------------------------
SALVADOR     BA            25.900               3.429      5    YES      YES          NO
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
 83   SALES BRANCH                                   BR 116, KM 4
-----------------------------------------------------------------------------------------------------------------------------------
FORTALEZA    CE            13.770               1.710      5    YES       NO          NO
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
 84   CEREAL PURCHASING                              RUA SANTA CATARINA, 2925
-----------------------------------------------------------------------------------------------------------------------------------
MEDIANEIRA   PR            10.000               5.200      20    YES       NO          NO
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
 85   Cold Storage Processing                        ROD RS 324, KM 76,2
-----------------------------------------------------------------------------------------------------------------------------------
MARAU        RS            19.200              11.400       5    YES      YES          NO
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
 86   CEREAL PURCHASING                              NICOLAU VERGUEIRO, KM 2
-----------------------------------------------------------------------------------------------------------------------------------
MARAU        RS            30.000               0.500      12    YES      YES          NO
-----------------------------------------------------------------------------------------------------------------------------------


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

13.01 - RELEVANT PROPERTIES
------------------------------------------------------------------------------------------------------------------------------------
1- Item   2- Type of Property                                   3- Address
------------------------------------------------------------------------------------------------------------------------------------
4. City      5- state    6.Total        7. Built      8- age    9-          10- Mortgage  11- Rented      12- Agreement   13- End of
                         area            Area        (years)   Insurance                  from            Date-           Rent
                      (thousand m(2)) (thousand m(2))                                     third party
------------------------------------------------------------------------------------------------------------------------------------
14- Remarks

-----------------------------------------------------------------------------------------------------------------------------------
 87    CALIFORNIA FARM                               ROD. SP - 225,  KM 115
-----------------------------------------------------------------------------------------------------------------------------------
BROTAS       SP         2,905.100              15.400      20    YES      YES          NO
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
 88   HATCHERY                                       AVENIDA 3, S/N
-----------------------------------------------------------------------------------------------------------------------------------
RIO CLARO    SP            33.500               1.400      20    YES      YES          NO
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
 89   RIO VERDE FARM II                              ROD BR 0601 KM 397
-----------------------------------------------------------------------------------------------------------------------------------
RIO VERDE    GO        17,704.703              74.400       3    YES      YES          NO
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
 90   POULTRY AND PORK COLD STORAGE PROCESSING       ROD BR 060 KM 394
-----------------------------------------------------------------------------------------------------------------------------------
RIO VERDE    GO         2,000.000             154.200      3    YES      YES          NO
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
 91   CARAMBEI COLD STORAGE                          AV DOS PIONEIROS, 2510
-----------------------------------------------------------------------------------------------------------------------------------
CARAMBEI     PR            59.400              34.500      2    YES      YES          NO
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
 92   ARAUCARIA FARM AND HATCHERY                    ESTRADA TRONCO SAO JOAO S/N, KM 10
-----------------------------------------------------------------------------------------------------------------------------------
CARAMBEI     PR         4,670.000              27.000      2    YES       NO          NO
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
 93   OTHERS                                                          VARIOUS
-----------------------------------------------------------------------------------------------------------------------------------
VARIOUS      SC         1,895.433              19,117      0    NO        NO          NO
-----------------------------------------------------------------------------------------------------------------------------------


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

14.01 OUTLOOK AND/OR RESULTS

Related to the Company estimations for 2003, the performance was as follows:

                                 Estimate                        Effective

Investments                      R$ 75 million                   R$ 69.5 million

Gross Sales Growth               R$ 4.3 billion                  R$ 4.4 billion

Meats Growth (in volumes)        7%                              7.5%

The performance above estimates occurred because of the increase in exports. Besides, the investments made by the Company favored value-added products to implement the product mix.

The results achieved in 2003 the investments made by the Company in the last years, the performance of the Brazilian economy and the competitiveness accomplished in the international meat market are factors that present favorable perspectives in the short, medium and long term for Perdigao.

Thus, the Company has outlined its goals for 2004:

o        Approximately 8% growth in meat volumes;

o        Above of 10% increase in exports (volumes);

o        Increase of approximately 5% in the domestic market (volumes);

o        Investments of about R$ 80 million.


Goals in the medium-term include:

o        Sustainable growth in the meat segment;

o        Concentration on high value-added food products;

o        International competitiveness;

o        Expansion to new markets and segments;

o        Constantly add value for investors;

o        Continue as a Model of Social Responsibility.


NOTICE 04.02.04 - PERDIGAO INVESTS R$ 170 MILLION IN THE EXPANSION OF THE RIO VERDE AGROINDUSTRIAL COMPLEX

Target is to increase poultry and hog slaughtering capacity and enlarge production lines.

SAO PAULO, APRIL 2, 2004. PERDIGAO (NYSE: PDA; and BOVESPA: PRGA3 and PRGA4), announces that it starts this month the expansion process of the Rio Verde Agroindustrial Complex (state of Goias) aiming to increase the poultry and hog slaughtering capacity and the production of processed products. Capital expenditure estimated for implementing the project is R$ 170 million, to be invested from 2004 to 2006, including working capital. As a result, the Company will generate, approximately, 700 direct and 2,000 indirect jobs.

The announcement was made this week by occasion of Perdigao CEO Mr. Nildemar Secches' visit to Mr. Marconi Perillo, Governor of the State of Goias. According to Mr. Secches, by next December, poultry slaughtering will increase from 280 thousand heads/day to 330 thousand heads/day, while hog slaughtering will go from 3,500 heads/day to 4,000 heads/day. At that time, the expansion of the agroindustrial integration system will be proportional to the slaughtering capacity increase - 18% for poultry and 15% for hog.

The CEO highlighted that the impact of such expansion project on the industrialized products area will be gradual. The expansion and installation of new production lines involving sausages, frankfurters, hams and breaded products are


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

scheduled to be implemented in the near future.

The Perdigao Agroindustrial Complex located in Rio Verde, the largest in Latin America, currently employs approximately 5,000 employees, producing, annually, 250,000 tons in products. Financially supported by BNDES, the Brazilian Development Bank, and Banco do Brasil, the Company has already invested R$ 412 million in this unit, which is expected to generate R$ 1 billion in annual revenues.

NOTICE 12.10.03 - PERDIGAO IS ONE OF BRAZIL'S LARGEST EMPLOYERS

In 2004, the Company expects to repeat the excellent results achieved this year in the export segment

PERDIGAO closes 2003 as one of the largest employers in Brazil. The Company, which employs more than 27,900 people, generated 4,000 new positions only this year.

The year 2003 was also marked by conclusion of the implementation of the Rio Verde Agroindustrial Complex in state of Goias, the Company's largest industrial project, which required R$ 410 million in investments over the past few years. Thus, PERDIGAO completes a 10-year cycle of continuous growth (average of 13% per year from 1994 to 2003), which began in 1994 when a group of pension funds assumed shareholder control of the Company and profissionalized its management.

The Company estimates that this year's gross sales will exceed R$ 4.3 billion, which is 30% higher than in 2002. The year should close with 7% growth in total volumes sold.

PERDIGAO is forecasting a growth of about 4,5% in domestic market consumption in 2004, which will be influenced by renewed investments in production activities and a consequent improvement in income increased consumption. Growth of around 8% is expected in volumes to be sold in 2004 by the Company.

In order to develop this scenario, the Company's assumptions included falling interest rates, inflationary control, a slight increase in the value of the dollar against the real, GDP growth of 3%, and annual inflation of 7.5% (IGPM). Exports were high throughout 2003, even with the restrictions on salted chicken breast in Europe. This year PERDIGAO'S sales to the export market should exceed R$ 1.8 billion, which represents 47% of the Company's net sales.

All indicators point towards a 10% increase in volumes to be exported in 2004. This number is likely to be guaranteed by the growth of sales in Asia and the opening of new markets. Import quotas on chicken and pork by Russia should not impact the Company's performance. PERDIGAO will redirect excess chicken to other markets. The pork may be partially reallocated to the domestic market, and production levels may be adjusted.

Production costs at the beginning of next year will continue to be pressured by soybean, which suffered a significant price increase in recent months due to a decrease of American crop. In spite of a forecasted 10% reduction in corn planted area, the corn inventory is enough to guarantee supply, making the import of large volumes of corn unnecessary.

Next year new product launches will depend on market demand. The objective will be to anticipate sector tendencies, focusing on the needs of the consumers, who seek variety in their daily menu, both in meat, ready-to-eat dishes and frozen prepared pastas.


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

14.02- ADDITIONAL INFORMATION, BUT NOT OBLIGATION

The Company's product mix today exceeds 400 items in the domestic market. Year after year, PERDIGAO expands its market share in the various segments in which it has a presence. According to data from the AC Nielsen Institute, year to date PERDIGAO'S share in the specialty meats was 24.6%, 34.5% in the frozen meats, and participation in the ready-to-eat frozen pastas rose to 34.4%

In March 2001 the company acquired the remaining 49% of the capital stock of Frigorifico Batavia S.A.; the payment of R$23.8 million shall be made in two installments in April and October of 2001. After this acquisition, Frigorifico Batavia S.A. was merged into Perdigao Agroindustrial S.A. This unit expanded its turkey slaughtering capacity and a modern new storage chamber was installed.

On April 25, 2001, Perdigao S.A. and Sadia S.A. established a partnership to enhance markets in poultry, pork and foodstuffs in general in Russia, Lithonia, Lithuania, Estonia, Belo-Russia, Ukraine, Georgia, Azerbaijan, Turkmenistan, Uzbekistan, Kyrghyzstan, Tajikistan, Kazakhstan, Moldova, Afghanistan, South Africa, Egypt, Angola and other African countries, Cuba, the Dominican Republic, Iran, Jordan and Iraq, in order to create operational synergy.

There were no relevant changes in the percentage of shares owned by any of the majority shareholder over the last three years. However, Telos - Fundacao Telebras de Seguridade Social sold to FAPES-BNDES its total interest of 0.82% in the shares that were part of the Shareholders' Agreement, and the remaining share position was sold in the market, totaling the disposal of 1.51% of the total capital stock of the Company.

14.03- OTHER INFORMATION CONSIDERED IMPORTANT A BETTER COMPREHENSION OF THE COMPANY

CORPORATE GOVERNANCE

Regarding Good Corporate Governance Practices, on June 26, 2001 Perdigao adhered to Bovespa's Level 1 Corporate Governance Practices and is listed in NYSE for trading Level II ADRs since Oct., 20 2000. The Company's Code of Ethics and Policy for Disclosure of Information and Trading of Shares is available at the website: www.perdigao.com.br/ri.

PRESS RELEASE 05.05.2004 - PERDIGAO IS THE LARGEST EMPLOYER IN THE MID-WEST

PERDIGAO, one of the largest employers in Brazil with a work force of 28,900, is also the largest employer in the Mid-West. The Company currently employs five thousand workers at its Rio Verde Agroindustrial Complex (GO), a number that already exceeds the company's initial estimates by 43%. The plant has created a further 14,000 indirect jobs to the present time.

The Complex is now embarking on a new expansion phase. With the support of the state Government of Goias' Special Credit for Investment Program, the company is to invest R$ 80 million between 2004 and 2006 for increasing its poultry and hog slaughtering capacity and the production of processed products. More than R$ 60 million will also be invested by the company's integrated outgrowers in agricultural activities during the period. With this fresh investment, the company is expected to create a further 700 direct jobs in addition to approximately two thousand indirect positions.

The Complex has an annual output of 250,000 tons of products, which supply various regions in Brazil as well as being exported to about 20 countries. PERDIGAO'S arrival in Rio Verde changed the whole future of the region and was instrumental in forming the best agricultural cluster model anywhere in the country. The project has attracted a chain of integrated outgrowers to the city as well as dozens of industries which operate in segments which are complementary to the company's activities.

 PERDIGAO has already invested more than R$ 412 million in this agroindustrial center, the largest in Latin America - with the financial support from the BNDES, Banco do Brasil, Development Program incentives and the government of the state of Goias. Meanwhile, the rural producers and integrated transporters have invested a further R$ 200 million in agricultural and transportation infrastructure with the support of the Constitutional Fund for the Mid-West. Forecasted sales revenue is estimated at about R$ 1 billion annually generating about R$ 150 million/year in state and federal taxes. The plant has a total area of 2 million m2, of which 1.672 million m2 are occupied by 247 integrated outgrowers.


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

The complex has two slaughterhouses, an animal feed plant, hatchery and a food-processing unit, a pasta making plant and an important distribution center. The industrial project was designed by the German company
Falkenstein-Archittekten + Ingenieure and was structured based on the most advance technology. Work was begun in 1997 and the Complex was brought into full operation in 2003.

PROFESSIONAL FORMATION AND BENEFITS

Professional formation has been one of the company's key concerns, and this has resulted in the creation of a new culture in the region through the medium of courses and training either of an in-house nature or in partnership with educational institutions. Today local productivity levels are the same or more than those prevailing in the South of Brazil.

The first step taken by PERDIGAO in the formation of its work force was to develop a team of multiplying agents. These are employees hired in the region and trained in the industrial units in the South in order to learn their functions on the job. The first phase of the project's implementation involved an investment of R$1.5 million with 487,000 hours of training.

In the current month of May, a poultry farm school begins operations, offering qualification courses for employees and integrated outgrowers, in addition to professionals from the local community, students from the local university and the Rio Verde agricultural college. The project, inspired by PERDIGAO, was developed in partnership with the Rio Verde Advanced Teaching Foundation with the support of Finep - Financiadora de Estudos e Projetos part of the Science and Technology Ministry.

Through the PERDIGAO Housing Program (PROHAB), the company has already invested R$ 5.2 million, to the benefit of 174 families of employees. The company has also built the Sociedade Esportiva e Recreativa (SERP), a recreational and sporting facility with more than 100 m2, for fostering employee integration.

SOCIAL AND ENVIRONMENTAL PROJECTS

In the process of installing the Rio Verde Complex, the company identified a major lack of social infrastructure. The partnership with the BNDES has enabled the company to introduce a far-reaching social program with activities on several fronts. One of these is the Atende project, a system of nine integrated health and security posts, located at strategic points around the city. These handle about 900 medical and dental consultations daily, while at the same time, helping to reduce crime rates. PERDIGAO was also responsible for building an Auxiliary Fire Service Unit as well as donating a rescue vehicle.

Among the company's principal initiatives for preserving the Environment, are an effluent treatment unit and the planting of 3.7 million eucalyptus seedlings over an area of 1,804 hectares. Another measure, which the company has encouraged, is the use of solid waste for fertilization and soil improvement for agricultural purposes. The use of modern technology avoids contamination of the water table and the resulting material allows producers to substitute chemical for organic fertilizers.

PRESS RELEASE 04.02.2004 - PERDIGAO INVESTS R$ 170 MILLION IN THE EXPANSION OF THE RIO VERDE AGROINDUSTRIAL COMPLEX

Target is to increase poultry and hog slaughtering capacity and enlarge production lines.

PERDIGAO (NYSE: PDA; and BOVESPA: PRGA3 and PRGA4), announces that it starts this month the expansion process of the Rio Verde Agroindustrial Complex (state of Goias) aiming to increase the poultry and hog slaughtering capacity and the production of processed products. Capital expenditure estimated for implementing the project is R$ 170 million, to be invested from 2004 to 2006, including working capital. As a result, the Company will generate, approximately, 700 direct and 2,000 indirect jobs.

The announcement was made this week by occasion of Perdigao CEO Mr. Nildemar Secches' visit to Mr. Marconi Perillo, Governor of the State of Goias. According to Mr. Secches, by next December, poultry slaughtering will increase from 280 thousand heads/day to 330 thousand heads/day, while hog slaughtering will go from 3,500 heads/day to 4,000 heads/day. At that time, the expansion of the agroindustrial integration system will be proportional to the slaughtering capacity increase - 18% for poultry and 15% for hog.


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

The CEO highlighted that the impact of such expansion project on the industrialized products area will be gradual. The expansion and installation of new production lines involving sausages, frankfurters, hams and breaded products are scheduled to be implemented in the near future.

The Perdigao Agroindustrial Complex located in Rio Verde, the largest in Latin America, currently employs approximately 5,000 employees, producing, annually, 250,000 tons in products. Financially supported by BNDES, the Brazilian Development Bank, and Banco do Brasil, the Company has already invested R$ 412 million in this unit, which is expected to generate R$ 1 billion in annual revenues.

PRESS RELEASE 03.02.2004 -  PERDIGAO'S SALES GREW 30.8% IN 2003

Exports grew 52.4% to R$ 1.8 billion.

PERDIGAO closed 2003 with gross sales of R$ 4.4 billion, equivalent to an increase of 30.8% over last year. Exports performed extremely well in the period, reaching R$ 1.8 billion. Export sales growth was 52.4% in value and 24.6% in volumes.

The Company's net income was R$ 123.5 million, while net sales rose 31% over the prior year, totaling R$ 3.8 billion, a result of strong exports and improved margins in the domestic market reaching R$ 2.5 billion on sales of 646.5 thousand tons.

Operating Income before financial income totaled R$ 287.3 million for the period, representing a growth of 34% with a margin of 7.5% as a result of increased revenues and sales volumes, and improved product mix and cost reduction. EBITDA generated for the past year was R$ 383.3 million, representing a 30.6% growth compared to 2002.

                   HIGHLIGHTS
                                                     (R$ MILLION)
                                         2003             2002       % VARIATION
Net Income                               123.5            8.2          1,401
Gross Profit                            1,022.9          813.4          25.7
EBITDA                                   383.3           293.5          30.6
Net Sales                               3,825.2         2,917.4         31.1
Gross Sales                             4,371.0         3,341.7         30.8
Domestic Market                         2,533.1         2,135.8         18.6
Exports                                 1,837.9         1,205.9         52.4
Income per share Consolidated - (R$)     2.78             0.18         1,401

"A large part of the Company's strong performance is due to the excellent export results," said Wang Wei Chang, PERDIGAO's CFO. "Last year we entered 20 new markets and gained close to 80 new clients because of the aggressive export strategy adopted by the Company. Among other activities, this strategy includes an efficient structure that was established in Europe to directly attend clients, plus a partnership to produce processed products. This year the Company is going to push ahead with its International Project, seeking an even more prevalent and consolidated presence abroad," he said.

Regarding the domestic market, Mr. Chang added that since PERDIGAO's adopted the strategy of emphasizing profitability instead of increases in volume, the Company was able to lessen cost increases and improve margins while improving distribution channels. "We decided to take this position to face the recession in the Brazilian economy, which significantly reduced disposable income during the year," said Chang. As a result, sales in the domestic market grew 18.6% over the previous year.

The year 2003 also represented a milestone in the Company's history with completion of the Agro-industrial Complex in Rio Verde (Goias). Chang noted, "The plant has the capacity to product 260,000 tons per year in meat, which is equal to 25% of the total planned by PERDIGAO. The Complex represents more than 30% of the economic movement of that municipality, and furnishes 4,700 direct and 8,000 indirect jobs."

EXPORT MARKET



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

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

PERDIGAO's main export markets last year were Europe, where sales grew 79.5% over 2002, the Middle East, which increased 60.6%, and the Far East, with 40% growth. Sales of elaborated/processed meat products grew 60.2% in revenues and 31.7% in volumes in the period, compared with the previous year. Average prices in dollars were nearly 23% higher in the year - which was a 21.5% increase in reais - against costs of 35.4%.

Growth in the European market can be attributed to theinternationalization strategy implemented by the Company, with the installation of its own sales offices in England and Holland. In addition to this established presence, a partnership was formed that allows processing products in those regions.

The Far East performed well mainly because of sales growth in the Japanese market. In the second half, Japan suspended imports from China because of the incidence of the aviary influenza . In Eurasia, the sales increasewas only 7.7% because of the quotas established by Russia on poultry and pork.

DOMESTIC MARKET

In light of the strategy adopted by PERDIGAO in the domestic market, volumes sold of in natura meats declined 37%. The excess was directed to the export market, which was exhibiting high demand and thus presented good opportunities. Average prices in the meat segment were 28% higher than in the previous year, and average costs rose 21% in the period.

One of the major product launches during the year was the soy-based "Escolha Saudavel" Line. The Company also launched new items in the pizza lines, frozen ready-to-eat pasta, ready-to-eat dishes, sweet pizzas and pies, flaky pastries and stuffed gnocchi. Also in 2003, PERDIGAO conducted a twostage marketing campaign - What is Perdigao's secret? and Our biggest secret is you - which was considered to be one of the Company's most successful campaigns and revealed the brand's presence in the daily lives of Brazilian families.

In 2004, PERDIGAO completes 70 years of history and 10 years of professional management.

STOCK MARKET

The appreciation of PERDIGAO's shares last year was due mainly to the Company's strong fundamentals and results, as well as the global recovery in capital markets and the country's lower sovereign risk. PERDIGAO's share performance exceeded the results on the Bovespa and the New York Stock Exchange.

The volume of shares negotiated on the Bovespa grew 103% in the year,while ADR volume grew 33% in the same period. In December 2003, anaverage of US$ 1.6 million in financial volume traded per day was achieved inthe domestic and international markets.

SOCIAL BALANCE

PERDIGAO generated 3,800 jobs last year, and closed 2003 with nearly 28,000 employees, of which 89.8% are allocated to production. In the period R$ 56.9 million was invested in benefits and social programs, which is 27% higher than that invested in the prior year. Environmental programs received R$ 4 million, equivalent to a 6.7% increase over 2002.

NOTICE TO SHAREHOLDERS - 12/15/2003

The Board of Directors, in a meeting held on December 15, 2003, approved the distribution of interest on its own capital to shareholders. The payment will begin on February 27, 2004, in the rate of R$ 0.80883 gross per share, with 15% with holding tax. This payment will be included to compulsory dividends, according to current law.

For further information, please contact:



                                       62
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

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

Investor Relations Department

Av. Escola Politecnica, 760 - 2nd Floor - 05350-901 - Sao Paulo - SP - Brazil
Telephones: (5511) 3718-5301/5306/5465 Fax: (5511) 3718-5297 E-mail:
acoes@perdigao.com.br

                        Sao Paulo(SP), December 15, 2003
                                 Wang Wei Chang
                             Chief Financial Officer

PRESS RELEASE 12.10.2003 - PERDIGAO IS ONE OF BRAZIL'S LARGEST EMPLOYERS

In 2004, the Company expects to repeat the excellent results achieved this year in the export segment

PERDIGAO closes 2003 as one of the largest employers in Brazil. The Company, which employs more than 27,900 people, generated 4,000 new positions only this year.

The year 2003 was also marked by conclusion of the implementation of the Rio
Verde Agroindustrial Complex in state of Goias, the Company's largest industrial project, which required R$ 410 million in investments over the past few years.
Thus, PERDIGAO completes a 10-year cycle of continuous growth (average of 13% per year from 1994 to 2003), which began in 1994 when a group of pension funds assumed shareholder control of the Company and profissionalized its management.

The Company estimates that this year's gross sales will exceed R$ 4.3 billion, which is 30% higher than in 2002. The year should close with 7% growth in total volumes sold.

PERDIGAO is forecasting a growth of about 4,5% in domestic market consumption in 2004, which will be influenced by renewed investments in production activities and a consequent improvement in income increased consumption. Growth of around
8% is expected in volumes to be sold in 2004 by the Company.

In order to develop this scenario, the Company's assumptions included falling interest rates, inflationary control, a slight increase in the value of the dollar against the real , GDP growth of 3%, and annual inflation of 7.5% (IGPM).

Exports were high throughout 2003, even with the restrictions on salted chicken breast in Europe. This year PERDIGAO'S sales to the export market should exceed
R$ 1.8 billion, which represents 47% of the Company's net sales.

All indicators point towards a 10% increase in volumes to be exported in 2004.
This number is likely to be guaranteed by the growth of sales in Asia and the opening of new markets. Import quotas on chicken and pork by Russia should not impact the Company's performance. PERDIGAO will redirect excess chicken to other markets. The pork may be partially reallocated to the domestic market, and production levels may be adjusted.

Production costs at the beginning of next year will continue to be pressured by soybean, which suffered a significant price increase in recent months due to a decrease of American crop. In spite of a forecasted 10% reduction in corn planted area, the corn inventory is enough to guarantee supply, making the import of large volumes of corn unnecessary.

Next year new product launches will depend on market demand. The objective will be to anticipate sector tendencies, focusing on the needs of the consumers, who seek variety in their daily menu, both in meat, ready to-eat dishes and frozen prepared pastas.

The Company's product mix today exceeds 400 items in the domestic market. Year after year, PERDIGAO expands its market share in the various segments in which it has a presence. According to data from the AC Nielsen Institute, year to date
PERDIGAO'S share in the specialty meats was 24.6%, 34.5% in the frozen meats, and participation in the ready-to-eat frozen pastas rose to 34.4%

                                       63
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

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

PRESS RELEASE 11.12.2003 - PERDIGAO FORECASTS GROWTH IN THE SALES OF CHRISTMAS
PRODUCTS

PERDIGAO estimates that the sales of Christmas products (CHESTER(R), TURKEY and HAPPY HOLIDAYS LINE) in the retail market should be above those registered last year. The forecast is to commercialize 5% more in the CHESTER(R) and HAPPY
HOLIDAYS product lines. As for the Turkey, the growth should be even more substantial, for in the last three years the company has doubled the production capacity of its line of turkeys in Carambei (PR - State of Parana).

A special operation is in place to supply the growth in sales and guarantee the delivery of the CHESTER(R) BRAND POULTRY, the HAPPY HOLIDAYS LINE and of the TURKEY throughout the country during the year-end festivities period. The practices range from mobilizing 1,100 vehicles for the transfer and distribution of products - that will make 17 thousand trips, covering 3.4 million kilometers
- to the rental of 170 refrigerated containers (reefers), weighing 25 tons each, to reinforce the inventory capacity in the main points-of-sale.

For some more distant capital cities, such as Manaus, Salvador and Recife, the embarkation of around 1000 tons of products were by sea. And still, to accelerate the replenishment of products in cities in several Brazilian states, some Distribution Centers (DCs) had their capacities increased.

CHESTER'S SECRET

The CHESTER(R) BRAND POULTRY reaches its 21st Christmas as the sole leader in sales in the special poultry category. The product has its quality improved year over year, which results in an even juicer, more tender and tastier meat.
PERDIGAO forecasts higher sales than last year's, when over 5.5 million poultry units were commercialized. The consumer should find the product at a cost of R$
5.80 per kilo, depending on the purchase negotiation conditions of each retailer.

The intensive advertising campaign marks the arrival of the CHESTER(R) BRAND
POULTRY in supermarkets because of thE festivities, period that concentrates 95% of its sales volume. Having as its theme, "THE CHESTER'S SECRET IS TO MAKE THE
CHRISTMAS PARTY MORE ENJOYABLE", the action comes in line with the central theme of the campaign Secrets of the Perdigao brand, which started in May of this year.

During the festivities period, around 1,200 promoters will be approaching customers in the points-of-sale, promoting food tasting and distributing recipes with new preparation suggestions for Christmas and New Year's Day. The official website - www.chester.com.br - was improved and presents tips and new recipes.

The marketing campaign will also occupy spaces in the printed media, TV and billboards, with a budget of around R$ 1.9 million. During the month of December, a film that shows the 21 years of the poultry, its course and the success among Brazilian consumers, will be broadcasted nationwide in the main TV channels.

OTHER OPTIONS

The HAPPY HOLIDAYS LINE, one of PERDIGAO'S most traditional brands and that gathers products that are indispensable to the celebrations, comes in packaging that facilitates its identification in the shelves of supermarkets. On the back, consumers find recipe suggestions that were developed and tested by the company to enrich the Christmas and New Year's festivities' menu.

Over 1,900 tons of pork-derived products such as Boneless Baby Tender Ham, the "sphere", in the small (1 kilo), medium (2 kilos) and large (3.3 kilos) versions; Bone-In Tender Ham (3.5 kilos); Smoked Pork Shoulder (1.6 kilo);
Chester(R) Ham (1 kilo); Frozen Seasoned Pork Leg (3.5 kilos); and Frozen
Seasoned Pork Loin (1.5 kilo). The Chester(R) Ham is one of the most demanded and offers 31% less calories than the product made of pork meat.

The sales of the PERDIGAO'S WHOLE SEASONED TURKEY, that last year were over 3.5 thousand tons, should experience substantial growth this year. The expectation is based on the excellent receptivity that the product had among consumers during the Christmas of 2002. In that period, the turkey was only surpassed in sales by the CHESTER(R) BRAND SPECIAL POULTRY the company's main product.

The PERDIGAO'S WHOLE SEASONED, produced in the Carambei unit (PR) weighs between 3 and 6 kilos, comes ready for


                                       64
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

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

roasting and is easy to prepare. A thermometer indicates when the poultry is ready and can be taken from the oven. The product also has a system called " Handi Clamp", a structure made of non-toxic material and high-temperature resistant, which keeps the thighs of the poultry together while roasting, making the preparation easy and contributing so that the dish looks nicer and attractive.

PRESS RELEASE 02.06.2003 - PERDIGAO ANNOUNCES THE INVESTMENTS TO THE EXPANSION OF RIO VERDE AGRO INDUSTRIAL COMPLEX

New Package foresees investments in the amount of R$ 200 Million in the Unit until 2007.

 PERDIGAO S/A (NYSE: PDA) officially inaugurated the Rio Verde Agro Industrial Complex (GO) today, February 6, and announced an investment of R$ 200 million to expand the industrial facility and its integrated system by the year 2007. The ceremony was presided over by The Vice-President of Brazil,Jose Alencar, the Governor of Goias, Marconi Perillo, the Governor of Tocantins, Marcelo Miranda, the CEO of PERDIGAO, Nildemar Secches, the Minister of Tourism, Walfrido dos Mares Guia and the Executive Secretary of the Agriculture Ministry, Jose Amaury Dimarzio. During the ceremony, project financing agreements were signed with the state government and the Bank of Brazil , represented by its vice president, Ricardo Conceicao.

Considered one of the largest and most innovative of its kind in Latin America, the Perdigao project has already received R$700 million in investments and has created 3,700 direct jobs and 10,000 indirect. With yearly revenues forecast to reach R$ 720 million, the plant annually produces 60,000 tons of poultry, 30,000 tons of pork and 90,000 tons of processed products both for domestic market and for export to 14 countries.

EXPANSION

PERDIGAO and its pork and poultry outgrowers will make equal investments in the expansion project of the Agro Industrial Complex. The resources from these outgrowers will be acquired through financing from the Center-West Constitutional Fund (FCO), in partnership with the Bank of Brazil and the Goias state government. The implementation of new lines of pasta, hamburgers, sausages and breaded products is planned as well as the enlargement of the cured sausages (Calabreza-type), salted and fresh (Toscana and pork loin), bologna sausage and ham lines.

The expansion will take place over the next five years. In 2007, with the total expansion in place, the plant's total production volume should increase by 28,000,000 poultry/year and by 850,000 pork/year, representing an increase of more than 100% in poultry production and 170% in pork production, compared to 2002 volumes. As for processed meats, the 2007 production should increase more than 370% compared to 2002, which represents an additional production of 46 thousand tons per year. The new production lines will undergo technological innovations similar to those already in operation, making this plant one of the most advanced in the world.

The investments will not be limited to the industrial plant, however. The installation of 220 chicken-producing units is planned, as well as 60 piglets-producing units and 290 pork-termination system units.

The investment plan will allow Rio Verde to create between 800 and 1,000 new direct jobs and around 3,000 indirectly.

THE UNIT

The Rio Verde Agro industrial Complex occupies an area of two million square meter and includes a poultry slaughterhouse, a hog slaughterhouse, a meat processing unit, a pasta processing unit, a feed mill and hatchery. Falkenstein-Archittekten + Ingenieure of Germany designed the industrial complex based on innovative systems of functionality and production flow, assuring food safety. The farming and cattle-raising section contains a matrix poultry farm, artificial insemination center and more than 900 modules for raising poultry and pork.

The industrial area is equipped with high technology imported from Europe. The pasta factory production lines are totally automated and it allows adjustments and constant adaptation. The majority of employees were recruited locally and were


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

trained in Perdigao units in southern Brazil. The training provided the workers the knowledge to adapt completely to the high technology used by the Company, which guaranteed its high productivity indices. A total R$ 1.2 million was invested in 262 thousand hours of training.

ENVIRONMENT AND SOCIAL PROJECTS

Throughout the project, the company adopted strict environmental and conservation guidelines. Among the main initiatives is an effluent treatment system, designed to meet the needs of the entire complex, with capacity of 8 thousand cubic meters a day, and the planting of 3.7 million eucalyptus seedlings on 1,804 hectares of farmland.

PERDIGAO has been developing several programs to strengthen the infrastructure of the services offered to the people in Rio Verde, mainly in the health, security and education areas. One of them is the "Projeto Atende"(Assistance Project), implemented jointly with BNDES and the City Hall, in which some R$ 2 million has already been invested. In the effort to decentralize and improve health services, nine health centers have been opened next to police stations at strategically located points in both urban and rural areas.

PRESS RELEASE 02.05.2003 - PERDIGAO INAUGURATES RIO VERDE AGRO INDUSTRIAL
COMPLEX

Investments of R$ 700 million made in the Rio Verde Unit, that has 3,700 employees.

The Vice-President of Brazil, Jose de Alencar, will preside over PERDIGAO S/A'S (NYSE: PDA) Agro Industrial Complex inauguration ceremony in Rio Verde this Thursday, February 6. At the event, the unit's expansion will be announced and the company will sign project financing agreements with the Goias government and Banco do Brasil.

One of the largest, most innovative of its kind in Latin America, the Perdigao project has already received R$ 700 million in investments and has created 3,700 direct jobs and 10,000 indirect. The plant annually produces 60,000 tons of poultry, 30,000 tons of pork, 90,000 tons of processed products both for domestic consumption and for export to 14 countries.

The two-million square meter Rio Verde Agro industrial Complex includes a poultry slaughterhouse, a hog slaughterhouse, a meat processing, a pasta processing, a feed mill and hatchery. Falkenstein-Archittekten + Ingenieure of Germany designed the industrial complex based on innovative systems of functionality and production flow, assuring food safety. The farming and cattle-raising section contains a matrix poultry farm, artificial insemination center and more than 900 modules for raising poultry and pork.

Throughout the project, the company has adhered to strict environmental conservation guidelines and developed several programs to strengthen the services offered to Rio Verde's population, mainly in the areas of health, security and education.


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------



SHAREHOLDERS' COMPOSITION ON 03.31.04

---------------------------------------------------------------------------------------------------------------------------
                                           COMMON                      PREFERRED
         SHAREHOLDERS                      SHARES            %           SHARES            %           TOTAL           %
---------------------------------------------------------------------------------------------------------------------------
Controlling shareholders                 12,326,661        79.67        9,695,085      33.23          22,021,746     49.32
MANAGEMENT:
  Board of Directors (*)                  1,568,431        10.14        1,807,312       6.19           3,375,743      7.56
  Executive Officers                              -            -                2          -                   2         -
Fiscal Council                                    -            -               12          -                  12         -
Treasury shares                               7,900         0.05          135,595       0.46             143,495      0.32
Other shareholders                        1,568,965        10.14       17,542,421      60.12          19,111,386     42.80
---------------------------------------------------------------------------------------------------------------------------
Total                                    15,471,957       100.00       29,180,421     100.00          44,652,384    100.00
---------------------------------------------------------------------------------------------------------------------------
Shares outstanding                        3,137,396        20.28       19,349,747      66.31          22,487,143     50,36
---------------------------------------------------------------------------------------------------------------------------

(*) Including Weg S.A. and Eggon Joao da Silva Adm. Ltd.


SHAREHOLDERS' COMPOSITION ON 03.31.03

---------------------------------------------------------------------------------------------------------------------------
                                           COMMON                      PREFERRED
         SHAREHOLDERS                      SHARES            %           SHARES            %           TOTAL           %
---------------------------------------------------------------------------------------------------------------------------
Controlling shareholders                 12,359,418        79.88       10,770,005      36.91          23,129,423     51.80
MANAGEMENT:
  Board of Directors (*)                  1,568,431        10.14        1,859,580       6.38           3,428,011      7.68
  Executive Officers                              -            -                2          -                   2         -
Fiscal Council                                    -            -               12          -                  12         -
Treasury shares                               7,900         0.05          135,595       0.46             143,495      0.32
Other shareholders                        1,536,208         9.93       16,415,233      56.25          17,951,441     40.20
---------------------------------------------------------------------------------------------------------------------------
Total                                    15,471,957       100.00       29,180,427     100.00          44,652,384    100.00
---------------------------------------------------------------------------------------------------------------------------
Shares outstanding                        3,104,639        20.07       18,274,827      62.63          21,379,466     47.88
---------------------------------------------------------------------------------------------------------------------------
(*)Including Weg S.A.


SHAREHOLDERS' COMPOSITION WITH MORE THAN 5% OF VOTING CAPITAL ON 03.31.04:

                                                          -----------------------------------------------------------------
                                                                         COMMON           %            PREFERRED %
                                                                         SHARES                           SHARES
                                                          -----------------------------------------------------------------
Previ - Caixa Prev. Func. Bco. Brasil (*)                             2,865,315       18.52            3,972,428     13.61
Fun. Telebras Seg. Social - Sistel (*)                                2,766,917       17.88              134,689      0.46
Petros - Fund. Petrobras Seg. Soc. (*)                                2,255,562       14.58            2,706,761      9,28
Fapes (Fund. Assist. Prev. Social)-BNDES (*)                          2,040,984       13.19            1,185,361      4.06
Weg S.A.                                                              1,566,862       10.13            1,768,172      6.06
Real Grandeza Fundacao de APAS (*)                                    1,579,469       10.21                    -         -
Bradesco Vida e Previdencia S.A.                                      1,156,411        7.47                    -         -
Valia - Fund. Vale do Rio Doce (*)                                      303,609        1.96            1,544,786      5.29
Previ-Banerj (*)                                                        514,805        3.33              151,060      0.52
                                                          -----------------------------------------------------------------
Sub-total                                                            15,049,934       97.27           11,463,257     39.28
         Others                                                         422,023        2,73           17,717,170     60.72
---------------------------------------------------------------------------------------------------------------------------
         Total                                                       15,471,957      100.00           29,180,427    100.00
===========================================================================================================================
(*) Shareholders that are part to a Shareholders' Agreement.


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

16.01 - OTHER RELEVANT INFORMATION

         Holders of more than 5% of voting capital till the person level:

WEG S.A. (THOUSAND OF SHARES)

                                               --------------------------------------------------------------
                                                            COMMON                       PREFERRED
                                                            SHARES        %              SHARES          %
                                               --------------------------------------------------------------
Weg Participacoes e Servicos S.A.(a)                        279,160     96.94               29.839      9.04
Others                                                        8,826      3.06              300,116     90.96
-------------------------------------------------------------------------------------------------------------
Total                                                       288,000    100.00              329,955    100.00
=============================================================================================================


WEG PARTICIPACOES E SERVICOS S.A. (A) (THOUSAND OF SHARES)

                                                        COMMON SHARES        %     PREFERRED SHARES      %

Tania Marisa da Silva                                          6,107       6.58                  -        -
Decio da Silva                                                 6,107       6.58                  -        -
Solange da Silva Janssen                                       6,107       6.58                  -        -
Katia da Silva Bartsch                                         6,107       6.58                  -        -
Marcia da Silva Petry                                          6,107       6.58                  -        -
Miriam Voigt Schwartz                                         10,177      10.96                  -        -
Valsi Voigt                                                   10,177      10.96                  -        -
Cladis Voigt Trejes                                           10,177      10.96                  -        -
Diether Werninghaus                                            7,684       8.28                  -        -
Martin Werninghaus                                             7,684       8.28                  -        -
Heide Behnke                                                   7,684       8.28                  -        -
Others                                                         8,728       9.38                  -        -
                                                       ------------------------------------------------------
                                                              92,846     100.00                  -        -
                                                       ======================================================

BRADESCO VIDA E  PREVIDENCIA S.A.

                                               ---------------------------------------------------------------
                                                           COMMON                         PREFERRED
                                                           SHARES         %                SHARES          %
                                               ---------------------------------------------------------------
Bradesco Seguros S.A. (b)                               791,364,365    100.00                    -          -
--------------------------------------------------------------------------------------------------------------
Total                                                   791,364,365    100.00                    -          -
==============================================================================================================



BRADESCO SEGUROS S.A. (B)

                                               ---------------------------------------------------------------
                                                      COMMON SHARES               PREFERRED SHARES
                                                                            %                               %
                                               ---------------------------------------------------------------
Banco Bradesco S.A. (c)                                     625,315     99.70                    -          -
Others                                                        1,862      0.30                    -          -
--------------------------------------------------------------------------------------------------------------
Total                                                       627,177    100.00                    -          -
==============================================================================================================



FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------


16.01 - OTHER RELEVANT INFORMATION

BANCO BRADESCO S.A. (C)

                                               ---------------------------------------------------------------
                                                      COMMON SHARES         %      PREFERRED SHARES         %
                                               ---------------------------------------------------------------
Cidade de Deus Cia. Comercial de                         38,100,432     47.69               10,380       0.01
Participacoes (d)
Fundacao Bradesco                                        12,896,216     16.14            1,896,539       2.41
Banco Bilbao Vizcaya Argentaria S.A.                      3,994,701      5.00            3,934,697       5.00
Others                                                   24,902,656     31.17           72,852,320      92.58
--------------------------------------------------------------------------------------------------------------
Total                                                    79,894,005    100.00           78,693,936     100.00
==============================================================================================================


CIDADE DE DEUS CIA. COMERCIAL DE PARTICIPACOES (D)

                                               --------------------------------------------------------------
                                                      COMMON SHARES         %      PREFERRED SHARES       %
                                               --------------------------------------------------------------
Nova Cidade de Deus Participacoes S.A. (e)            2,204,062,097     44.22                    -         -
Fundacao Bradesco                                     1,629,622,730     32.69                    -         -
Lia Maria Aguiar                                        417,744,408      8.38                    -         -
Lina Maria Aguiar                                       417,744,408      8.38                    -         -
Others                                                  315,378,857      6.33                    -         -
-------------------------------------------------------------------------------------------------------------
Total                                                 4,984,552,500    100.00                    -         -
=============================================================================================================


NOVA CIDADE DE DEUS PARTICIPACOES S.A. (E)

                                               ---------------------------------------------------------------
                                                      COMMON SHARES         %      PREFERRED SHARES        %
                                               ---------------------------------------------------------------
Fundacao Bradesco                                        85,895,018     46.30          196,575,069      98.35
Elo Participacoes S.A. (f)                               99,616,804     53.70                    -          -
Caixa Beneficente dos Func. do Bradesco                           -         -            3,301,691       1.65
--------------------------------------------------------------------------------------------------------------
Total                                                   185,511,822    100.00          199,876,760     100.00
==============================================================================================================



FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

16.01 - OTHER RELEVANT INFORMATION

ELO PARTICIPACOES S.A. (F)

On 03.31.04 none of the shareholders held individually more than 5% of the voting capital of the Company.

                                               ---------------------------------------------------------------
                                                      COMMON SHARES         %      PREFERRED SHARES        %
--------------------------------------------------------------------------------------------------------------
Total                                                   103,033,675    100.00           61,148,836     100.00
==============================================================================================================

SHAREHOLDERS' COMPOSITION OF CONTROLLING SHAREHOLDERS, EXECUTIVE OFFICERS AND
FISCAL COUNCIL ON 03.31.04:

                                                    --------------------------------------------------------
                                                         COMMON SHARES      %     PREFERRED SHARES         %
                                                    --------------------------------------------------------
a) Controlling shareholders                                 12,326,661    79.67          9,695,085    33.23
b) Executive officers and Fiscal Council (*)                 1,568,431    10.14          1,807,326     6.19

b.1) Executive Officers and Fiscal Council

                                                    --------------------------------------------------------
                                                         COMMON SHARES      %     PREFERRED SHARES         %
                                                    --------------------------------------------------------
Board of Directors - Direct participation                          162     0.00             39,140     0.13
Board of Directors - Indirect participation (*)              1,568,269    10.14          1,768,172     6.06
Executive Officers                                                   -        2               0.00        -
Fiscal Council                                                       -       12               0.00        -



(*) Indirectly beneficially of a member of the board of directors by companies Weg S.A. and Eggon Joao da Silva Adm. Ltd.- 10.14% of the common shares and 6.06% of the preferred shares.

FREE FLOAT SHARES

On 03.31.04 there were 22,487,143 free float shares, 50.36% of total issued, an amount of 3,137,396 common shares and 19,349,747 preferred shares, representing 20.28% and 63.31% respectively.


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

14.05 - INVESTMENT PROJECTS

1 - OPTIMIZATION PROJECT OF THE EXISTING PLANTS

Optimization of the existing plants by increasing their installed capacity and productivity through modernization of the productive process.

Period: from 1995 to 1998

Creating 3,000 direct jobs and 1,300 outgrowers.

For the support of the project, IFC released R$ 33.95 million in December/95, and R$ 19.8 million in April/96. Over 1996, BNDES released R$ 70.0 million and, in 1997, additional R$ 39.6million. The remainder was financed with the Company's own resources.

2 - EXPANSION PROJECT

Period: from 1997 to 1999.

Funds: BNDES released R$ 40.0 million in 1999, R$ 10.4 million in January/2000 and the remainder was Company's own resources.

3 - AGROINDUSTRIAL COMPLEX OF RIO VERDE - GOIAS

The Expansion Program contemplates the growth of the company following the already defined strategic assumptions and certain marketing objectives: Building of the industrial unit of Rio Verde - GO.

Start up: 2000 - Full capacity: 2003.
Creating more than 4,000 direct jobs.
Funds: Nearly 1/3 own - 2/3 of third parties.
Over 1998, BNDES released R$ 34.83 million, R$ 46.46 million in 1999, R$ 72.49 in 2000 and R$ 25.84 millions in 2001 for this project. The remainder of investments will come from the Company's cash generation.

4 - NEW PROJECTS - EXPANSION PROJECT III

Period: from 2000 to 2003.

Among these projects there are productivity projects in the industrial units in South of Brazil, the Distribution Center in Campinas, Sao Paulo state, the pasta industrial unit in Lages, Santa Catarina state and investments in hatcheries, in the industrial unit of Carambei, Parana state.

Funds: BNDES approved R$ 56.8 million for this project, of which R$ 32.61 million were released up to November 2001. The remainder of investments came from the Company's cash generation.

5- INVESTMENTS ( R$ MILLION)

-----------------------------------------------------------------------------------------------------------------------------------
                         1995      1996     1997      1998       1999      2000      2001     2002       2003      2004*     TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
Optimization Project        55      124        58        35          -         -        -         -          -         -      272
-----------------------------------------------------------------------------------------------------------------------------------
New Projects                 -        -        18        59         60        33       61        75         66        68      440
-----------------------------------------------------------------------------------------------------------------------------------
Agroind. Complex             -        -         5        39        130       154       42        26          3        12      411
-----------------------------------------------------------------------------------------------------------------------------------
Frigorifico Batavia          -        -         -         -          -        29       28         -          -         -       57
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                       55      124        81       133        190       216      131       101         69        80    1,180
-----------------------------------------------------------------------------------------------------------------------------------

6 - CAPACITY

--------------------------------------------------------------------------------------------------------------------------------
                                                          1994        2000        2001        2002         2003          2004*
--------------------------------------------------------------------------------------------------------------------------------
Poultry Slaughter (Thousand heads/week)                   2,715       6,540       7,119       8,200         9,000         9,550
--------------------------------------------------------------------------------------------------------------------------------
Hog Slaughter (Thousand heads/week)                          22          44          50          57            64            68
--------------------------------------------------------------------------------------------------------------------------------
Poultry Meats (Thousand tons/year)                          162         409         440         520           570           621
--------------------------------------------------------------------------------------------------------------------------------
Pork/Beef  Meats (Thousand tons/year)                       159         306         350         400           450           465
--------------------------------------------------------------------------------------------------------------------------------
Total Meats (Thousand tons/year)                            321         715         790         920         1,020         1,086
--------------------------------------------------------------------------------------------------------------------------------

* Estimated

Frigorifico Batavia S.A., of which 51% was acquired in 2000 and the remaining in 2001, is included in the capacity table above.



FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

15.01 - ENVIRONMENTAL ISSUES

Continuous investments for environmental preservation and improvement of the quality of life of the communities where the Company is inserted.

We dedicated R$ 4.1 million to environmental investments last year. We are consolidating our Environmental Management Project and preparing our major plants in the south - Capinzal and Videira - for ISO 14001 certification which incorporates the best environmental conservation practices. Perdigao has an outstanding record in the search for energy conservation and the development of alternative energy sources based on industrial waste and hog manure. We have achieved a significant reduction in water consumption and also take part in a number of projects for preservation and recuperation of natural reserves, such as the Herminio Salata de Almeida Island, in Videira, a project which we began two years ago.

Perdigao supports many research projects in the hog manure treatment area, together with universities, class entities, federal and state government. The aim is to find effective solutions with low costs for small, medium and big producers.

Perdigao finalized the implementation of its Environmental Management Project, a condition of the ISO 14001 certification for its Salto Veloso unit (State of Santa Catarina), which is serving as a role model for all other plants. This Program also extended to the Marau (State of Rio Grande do Sul) plant, with implementation scheduled in December 2003. The Program is due to be introduced at Capinzal (State of Santa Catarina) in 2005 and Videira in 2006. Under this schedule, all Perdigao's main industrial plants in the south of the country will be ready for environmental certification. Marau, Salto Veloso and Capinzal are already ISO 9001/2000 certified and Videira is in the process of being certified.


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------


16.01 - CLAIMS WITH VALUE HIGHER THAN 5% OF SHAREHOLDERS'EQUITY OR OF NET PROFIT

-----------------------------------------------------------------------------------------------------------------------------------
1- Item   2- Description          2- Shareholders' Equity   4-Net Profit (%)        5-Provision             6-Amount (thousand R$)
                                  (%)
-----------------------------------------------------------------------------------------------------------------------------------
   01     Labor                                20.64                  127.50           YES                           157,531
-----------------------------------------------------------------------------------------------------------------------------------
   02     Tax                                  39.79                  245.84           YES                           303,728
-----------------------------------------------------------------------------------------------------------------------------------
   03     Others                               13.57                   83.84           YES                           103,590
-----------------------------------------------------------------------------------------------------------------------------------


17.01 - OPERATIONS WITH RELATED COMPANIES

The Holding maintains the following relations with its subsidiaries:

o It grants guarantees for loan contracts, charging up to 1.00% over the amount of the guarantee.

o Occasionally it grants loans under the terms of effective law and in market conditions.

o Commercial operations are realized between subsidiaries in market terms.

18.01 - BY-LAWS

I - NAME, HEAD OFFICES, TERM AND OBJETCT

Article 1st - PERDIGAO S.A. is a Company organized by instrument filed with the Board of Trade of the State of Sao Paulo, under n(0) 35300149947, on 05/14/97, governed by this By-laws and applicable legal provisions.

Article 2nd - The Company has indefinite term of duration, head offices and jurisdiction in the City and Judicial District of Sao Paulo, State of Sao Paulo, at Av. Escola Politecnica, n(0) 760 - 2 nd floor, Jaguare District, being able to set up branches, agencies, offices and other facilities in any part of the national territory or abroad.

Article 3rd - The Company has as object:

1) The exploitation of cold storage slaughterhouses;

2) The industrialization and trade of:

a) food, as a whole, including its inputs and byproducts;
b) animal feed and nutritious for animals;
c) packaging of all kinds;
d) soap and detergents;

3) the rendering of food services as a whole;

4) the industrialization, refining and commercialization of vegetal oils;

5) the exploitation, conservation, storage, ensilage and trade of grains and its derivatives and byproducts;

6) the extraction, industrialization and trade of timber;

7) the agriculture, cattle raising, hog raising and poultry raising, forestation and reforestation, including the industrialization and trade "in natura", without processing and industrialization of the products resulting from those activities;

8) The promotion of activities, programs, technical assistance and fostering towards the development of the domestic farming and cattle raising.


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

18.01 - BY-LAWS

9) The retailing and wholesaling trade of consumer and production goods;


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------


18.01 - BY-LAWS

10) The road cargo transport as a whole;

11) Services of repairing, maintenance and conservation of machines and vehicles;

12) The export and import of consumer and production goods; and

13) Interest in other companies aiming at the most comprehensive accomplishment of its social goals;

14) Interest in projects necessary to run the Company.

II - STOCK CAPITAL

Article 4th - The Stock Capital is of R$ 490,000,000.00 (four hundred ninety million Brazilian Reais), divided into 44,652,384 (forty four million, six hundred fifty two thousand, three hundred eighty four) shares, being 15,471,957 (fifteen million, four hundred seventy one thousand and nine hundred fifty seven common) shares and 29,180,427 (twenty nine million, one hundred eighty thousand, four hundred twenty seven preferred) shares, all nominative and without par value. The Company is authorized to increase, regardless of amendment to the By-laws, the Stock Capital until the limit of 60,000,000 shares, being 20,040,000 common shares and 39,960,000 preferred shares. Apart from resolutions by the Board of Director otherwise stating, shareholders are not entitled to preemptive rights, in any share issuance or of debentures convertible to shares and subscription bonus, whose placement is done by selling in stock exchange, public subscription or share exchange in takeover bid, according to applicable law.

Paragraph 1st - The shares are indivisible and each common share entitles to one vote in the resolutions taken in the General Meetings.

Paragraph 2nd - The Board of Directors shall authorize the maintenance of common and/or preferred shares in deposit account at a Finance Institution to be designed.

Paragraph 3rd - The Company may collect from the shareholders the cost of share ownership transfer, share split or share grouping and certification replacement.

Paragraph 4th - Upon proposal of the Board of Directors, General Meeting may authorize the Company to issue and offer to subscription any other classes of shares in addition to those already existing, or increase of existing classes without keeping proportion with the others, setting up the conditions for their placement and advantages thereon.

Paragraph 5th - Upon proposal of the Board of Directors following its corresponding plan, the General Meeting may authorize the Company to grant the purchasing option of shares to its officers or employees or individuals that may render services to the Company or controlled company.

Article 5th - Preferred shares are entitled to all rights lawfully assured to the common shares, except the right to vote.

Paragraph 1st - Preferred rights consist of: a) inclusion of the preferred shares in the Public Offering for the sale of controlling ownership, in order to assure to these shares the minimum price of eighty percent (80%) of the amount paid per share with voting rights that integrates the controlling block of shares, as provided in Article 254-A, of Law 6404/76; b) priority in the receipt of a cumulative fixed dividend equivalent to one thousandth of Brazilian real (R$ 0,001) for each lot of one thousand (1,000) shares, participating in the profits distribution in equal conditions with the commom shares, after the later have been assured a dividend equal to the minimum dividend required by law; c) reimbursement of the capital in the event of the Company liquidation, according to the resolution of the General Meeting"

Paragraph 2nd - Preferred shares having priority in the payment of accrued fix dividends, as provided by the foregoing paragraph, are entitled to receive such dividends in the fiscal year in which profit is insufficient to the account of capital reserves provided by the Paragraph 1 st of the Art. 182, of Law 6.404/76.


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------


18.01 - BY-LAWS

Paragraph 3rd - Under resolution of the General Meeting and in connection with proposal of the Board of Directors, the Company may issue, at any time, new redeemable shares, considering the market conditions for determining the redeemable value and maturity date.

Paragraph 4th - Upon resolution of the General Meeting, the Company may approve the partial translation of preferred shares into common shares, at the shareholder's discretion, respecting the conditions set forth in such General Meeting.

Article 6th - Upon resolution of the General Meeting, in connection with proposal of the Board of Directors, the stock capital of the Company may increase through profit or reserve capitalization, being optional the issuance of new shares corresponding to the increase among its shareholders, at the rate of the numbers of shares they own.

Paragraph 1st - Preferred shares shall equally participate as the common shares of the capital increases referred to in the head hereof.

Paragraph 2nd - The Company may increase its stock capital through public or private offer, allowed partial or total increase, upon preferred shares or redeemable preferred shares, provided it does not exceed the maximum limit of two thirds (2/3) of the stock capital.

Paragraph 3rd - The culpable delay of the shareholder as to his capital paid-in shall imply interest collection of 1% (one per cent) per month, fine of 10% (ten per cent) over the installment, without prejudice to other legal punishment.

III - GENERAL MEETING

Article 7th - The General Meeting, called and held pursuant to the law and the By-laws hereof, shall ordinarily meet within four months after the end of the fiscal year and extraordinarily if the company interests and issues require shareholders' resolutions.

Paragraph 1st - The works of the General Meeting shall be conducted by the board formed by the Chairman of the Board of Directors, or its representatives, and one or more secretaries appointed by them.

Paragraph 2nd - The resolutions of the Meeting, except those provided by law, shall be taken by absolute majority of votes attending the meeting, without regard to blank votes, through process to be adopted by the members of the board.

Paragraph 3rd - Seven days prior to the General Meeting, the share transfer services may be interrupted.

Paragraph 4th - The first call for General Meeting will be made 15 days in advance.

IV - MANAGEMENT

Article 8th - The Board of Directors and Executive Management shall be responsible for the Management of the Company, as provided by law and by these By-laws.

Paragraph 1st - The Company Management are exempt from rendering collateral for the performance of their mandates.

Paragraph 2nd - It is expressly forbidden and shall be wholly void and null the act of any manager, proxy or employee of the Company involving it in liabilities related to business and operations strange to its object, without prejudice to the civil or criminal responsibility, if it is the case, to which they are subject under such provision.

Article 9th - The General Meeting shall establish the monthly global compensation for the Management, including benefits of any nature and the procuration fee , having in account their responsibilities, and their dedication to the performance of their duties, their competence and professional prestige and the value of their services in the market. The Board of Directors during appropriate meeting, shall set forth the criteria for the compensation ratio for each Counselor and Director.


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

18.01 - BY-LAWS

V - BOARD OF DIRECTORS

Article 10 - The Board of Director comprises seven effective members and equal number of substitutes. They must be shareholders of the Company, elected by the General Meeting , for a period of management of two years, being allowed the re-election.

Paragraph 1st - When election takes place, the Meeting shall appoint among the member of the Board of Directors, a Chairman and a Vice-Chairman, the latter substituting the Chairman during his absences or impediments, as well as in case of vacancy.

Paragraph 2nd - The Board of Directors shall ordinarily meet together and by call of the Chairman,. at least once a month, and extraordinarily , whenever necessary, with a minute thereon being properly written in its book.

Paragraph 3rd - The meetings of the Board of Directors shall be ordinarily called by the Chairman, only being installed with the presence, at least, of 2/3 of its members.

Paragraph 4th - Except for the matters in the article 12 of these By-laws, the resolutions of the Board of Directors shall be taken by majority of the votes of the presents, the President entitled to the casting vote in case of equivalence of votes, without prejudice to his singular vote.

Paragraph 5th - In case of vacancy of the effective office and its substitute in the Board of Directors the remaining members shall appoint a substitute for the exercise of the office until the next General Meeting, when shall be elect a new Counselor for fulfilling the mandate. In the event of simultaneous vacancy higher than a third (1/3) of its member, a General Meeting shall be called within 30 days of such event, for the election and taking office of the substitutes. Their mandates shall coincide with those of the remaining Counselors.

Article 11 - The Board of Directors shall:

1) to determine the general orientation for the deals of the Company.

2) to elect and remove directors of the Company and determine their duties and compensation, according to the provisions herein;

3) to oversee the management, examine at any time the books and documents of the Company, request information on the agreements already made up or to be made up e any other acts;

4) to call the General Meeting as it deems fit and in the cases provided by law;

5) to give opinion on the Management Report and Executive Management's accounts;

6) to set forth criteria for the compensation ratio following the global amount established by the General Meeting and for the profit sharing;

7) to authorize the Executive Management to guarantee and endorse subsidiaries and associated and, occasionally, third parties when related to matters involving the operating activities of the Company;

8) to authorize the Executive Management to place products and movable properties and real estates of the Company at disposal of the subsidiaries and associated in a manner that they could offer those properties as guarantees to the Financial Institutions, when contracting loans.

9) to give opinion on the installation or suppression of the Company's premises at any place within national territory or abroad;

10) to choose and remove independent auditors;


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------


18.01 - BY-LAWS

11) to propose to the General Meeting the issuance of new shares, above the authorized capital stock limit;

12) to decide on the acquisition of shares issued by the Company for their cancellation or maintenance in treasury and, in the last case, to resolve over their occasional disposal.

13) to decide on the issuance of trade notes (commercial paper) and other similar securities;

14) to decide on the issuance of shares within the limits of the authorized capital, determining the quantity, type and class of the shares, their requirements for paying in and the related subscription prices and premiums as well as how preemptive rights shall be granted;

15) to decide on the survey of balance sheets for the semester or interim ones, as well as state the semester dividends to the account of computed profits in these balances or for the Accrued Profit Account or Profit Reserve existing in the last annual balance sheet or for the semester, as provided by law and/or interest distribution as per Law 9.249/95.

16) to prior approve and establish the acts to be carried out by the Executive Management while shareholders and/or participants in another companies, and/or partners in another companies, expressing also the tenor of the vote to be pronounced by the Company during the meetings and/or meeting of the shareholders of those companies in which the Company participates;

17) to submit proposal for approval by the Meeting of grant of purchase option of shares by its officer and employees or by individuals rendering services to the Company or company under its control, within the limit of the authorized capital;

18) to authorize changes in the marketability and issuance of American Depositary Receipts - ADRs.

Article 12 - The approval of the following issues shall depend on the favorable vote of 2/3 (two thirds) of the Board of Directors:

1) proposals of changes in the articles of association related to the term of the company, object, capital increases or decreases, except when resulting from the capitalization of reserves for price-level restatement of the stock capital, issuance of securities and/or marketable securities, exclusion of the preemptive rights in the subscription of shares and other securities and/or marketable securities, dividends, interests on capital, powers and duties of the General Meeting, frame and duties of the Board of Directors and Management and respective quorum for deliberations.

2) split, amalgamation, transformation, liquidation, winding up, appointment of liquidators, composition with creditors, concordats, bankruptcy, stoppage or closing of business;

3) proposals on the creation, acquisition, assignment, transfer, disposal and/or encumbrance of any title or form, of a) share interest and/or any securities in any companies; b) real estates of any value; and c) properties of fixed assets representing, severally or jointly, amount equal to 2.5% (two point five per cent) or more of the shareholders' equity of the Company;

4) to set forth limits as per value, term or type of operation for the contracting of loans, financing or personal or real estate guaranties;

5) approval of expenses and financing operations concerning the activities of soybean, corn and other inputs not expressly anticipated in the general budget, and of hedging of any kind whether involving or not future or options market;

6) grant or rendering of guaranties, borrowings, loans to any subsidiaries and/or associated of the Company and/or its employees;

7) making up of operations and business of any kind with shareholders, its controllers, subsidiaries and associated, or officers, employees and relatives thereof;


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

18.01 - BY-LAWS

8) approval of annual and multi -annual integrated budgets (budgets of operations, investments and of cash flows) of the company and its subsidiaries and associated, establishment of the investment policy and business strategy.
The annual, general and integrated budget shall always be approved until the November prior to the civil year to what it refers, and shall cover the whole twelve days of the next fiscal year. At any time during the civil year, the company budget shall cover a minimum term of 6 (six) months. The execution and making up of the approved budget shall be monthly revised during the ordinary meetings of the Board of Directors;

9) The election of the Executive Management, appointing the Chief Executive
Officer and his occasional substitute in case of impediment or absence;

10) issuance, purchase, amortization and/or redemption of shares, debentures whether convertible or not, founder's shares, subscription bonus and any other securities;

11) setting up of the policy for dividend payments;

12) approval of assignment, transfer and/or acquisition of any rights related to marks, patents, production and technology processes.

VI - THE EXECUTIVE MANAGEMENT

Article 13 - The Executive Management shall comprise untill 08 (eight) directors, elected for a term of 2 (two) years, allowed re-election, being 1(one) Chief Executive Officer and the others Directors with designation and duties to be proposed to the Board of Directors by the Chief Executive Officer, according to the terms of the Article 14 below, all of them professionals meeting the requirements in the Article 16 below.

Article 14 - The Directors shall severally:

1) As to the Chief Executive Officer:

a) call and chair the meetings of the Executive Management;

b) represent the Executive Management during the meetings of the Board of Directors;

c) submit to the Board of Directors the proposals of the Executive Management concerning the investment plan, organic structure, qualifications for charges and duties, establishment and amendment of the Internal Regulation and other general rules and regulations for the operation of the Company and its subsidiaries and associated.

d) oversee and direct the business and activities of the other Directors;

e) submit to the Board of Directors the financial statements, operating and investment budgets, the financial planning and the cash flow;

f) propose to the Board of Directors offices of Directors, whether with special designation of not, and the related members for the performance of specific duties deemed by it as necessary;

2) To the others Directors, whose designation shall be given by the Board of Directors, upon suggestion of the Chief Executive Officer:

a) direct, coordinate and oversee the specific activities under his responsibility;

b) execute specific tasks attributed to them by resolution of the Chief
Executive Officer.



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FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

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
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
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18.01 - BY-LAWS

Article 15 - When defining functions and responsibilities of the Directors, the Chief Executive Officer shall take into account that the financial and controlling area must engross the following activities:

a) to prepare, together with other directors, under coordination of the Chief
Executive officer, the budgets to be submitted to the approval of the Board of Directors and undertake the whole control on the execution thereof, mainly as for the cash flow control;

b) to direct the execution of the economical and financial policy, supervising the economical and financial activities, under the instructions of the Board of Directors; to arrange and coordinate the information system necessary to its performance, as well as to oversee all controlling activities, and settle the market relations policy.

Article 16 - The designation of the Executive Management shall be executed by the Board of Directors among the previously chosen candidates by the Chief
Executive Officer. For that purpose, the Chief Executive Officer shall address to the Management Council a copy of the curricula vitae of the candidates, showing together with the terms of their hiring and all other necessary information to the evidence of their qualifications, as settled in Article 17 below.

Article 17 - The Executive Management shall be solely integrated by professionals with proved academic skill, acquired through courses or compatible activities with such functions in question.

Article 18 - The Executive Management, bounded by limits set by Law and by the instrument hereof, is vested with the general management powers which allows it the practice of all acts necessary to the regular functioning of Company, aiming at accomplishing its objects.

Paragraph 1st - The active or passive representation of the Company, in or out court, as well as the performance of all legal acts shall be under responsibility of 2 (two) member of the Executive Management as a whole, except from acquisition, assignment, transfer, disposal and/or encumbrance, at any title or form, of:

a) share interests and/or any securities in any companies;

b) real estate of any value and properties from the permanent assets, in which case the responsibility shall be exclusively held by the Chief Executive Officer or his substitute, together with other director.

Paragraph 2nd - The Management Executive, through two members and upon qualified instruments, may appoint attorneys in fact with especial powers to act on behalf hereof , enforceable until December 31 of each year, except the power of attorney as to their dates, observing the limitations and restrictions aforementioned in the paragraph 1st above and established by the Management
Council.

Article 19 - The Executive Management shall hold meetings whenever they may deemed fit. The corresponding minutes shall be written in proper book.

Paragraph 1st - The resolutions of the Management Executive shall be taken by majority of votes, the casting vote being privilege of the Chief Executive
Officer, or his substitute, without prejudice to his single vote

Paragraph 2nd - The quorum to validating the resolutions of the Management
Executive shall be of 2/3 (two thirds) of its members, always with the presence of the Chief Executive Officer or his substitute.

VII  - AUDIT COMMITTEE

Article 20 - The Company shall have a permanent Audit Committee formed by, at least, three members and, at most, by five members and equal number of substitutes with duties, competence and compensation provided by law.



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FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

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
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
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18.01 - BY-LAWS

VIII - FISCAL YEAR AND RESULTS

Article 21 - The fiscal year shall correspond to the civil year and, by its final, the Company shall produce a balance sheet of its operations in the term to ascertain the result of the term , preparing the corresponding financial statements to publish them and put under appreciation of the General Assembly.

Article 22 - Incurred accrued losses and income tax provision shall be deduct from the result of any fiscal year before any interest.

Sole Paragraph - After the deductions referred to hereof, the General Meeting may attribute to the officers and employees a participation by 10% (ten per cent) upon the remaining profits, observing legal restrictions.

Article 23 - Net profit of the year shall consecutively have the following destinations:

1) 5% (five per cent) to the constitution of the Legal Reserve up to 20% (twenty per cent) of the Stock Capital.

2) 25% (twenty five per cent) as minimum mandatory dividend, restated according to the Article 202 of Law 6.404/76, to be designed for all shares of the Company, of any king or class.

3) 20% (twenty per cent) at least for constitution of reserves for the capital increase up to the limit of 20% (twenty per cent) of the Capital Stock;

4) The remain balance will have the destination:

    a) To form the expansion reserve up to 80% (eighty per cent) of the capital stock, aiming at minimizing the risk of reducing working capital; or

    b) The General Meeting shall decide upon the destiny of the remainder of the fiscal year net profit that , upon legal proposal from management, may be totally or partially attributed as:

        b.1) complementary dividend to shareholders;

        b.2) balance to be transferred to the next fiscal year as accumulated profits, provided duly justified by the officers to finance the investment plan anticipated in the capital budget.

Article 24 - Unless otherwise stated by the General Meeting, the payment of dividends and/or capital interests and the distribution of shares resulting from the capital increase shall be effective within 60 (sixty) days as of the date of deliberation.

Sole Paragraph - Upon resolution of the Board of Directors, under the terms of
Article 12 above, the Company may survey interim and of semester balances, as well as state dividends to the account accumulated profit, in the manner provided by law, and/or interests of capital according to the Law 9.249/95.

IX - GENERAL DISPOSITIONS

Article 25 - In the event of discrepancy, legal rules shall be observed and in accordance with the Shareholder Agreement filed in the head offices of the Company, under the terms of the article 118 of the Law n(0) 6.404/76.

Article 26 - The Company shall observe the shareholder agreements filed at the head offices, being expressly forbidden to the participants of the board of the meetings to consider the vote statement of any shareholder, subscriber of shareholder agreement duly filed at the head offices hereof pronounced in discordance with the provisions of such agreement. In the same manner, the acceptance and transfer of shares and/or the encumbrance and/or the assignment of preemptive rights to the share substitution and/or other Securities in discordance with the provisions and rules of that agreement are also forbidden.



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

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                                                                                CORPORATE LAW
ANNUAL INFORMATION - IAN - December 31, 2003

01.01 - IDENTIFICATION

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
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
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

18.01 - BY-LAWS

Article 27 - The reimbursement process shall involve the totality of shares of the dissenting shareholders.

Article 28 - The contingencies not covered by this By-Laws shall be governed under the terms of law.

Sao Paulo, December , 2002.

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